Exhibit 4.1

ANNUAL INFORMATION FORM

ALMONTY INDUSTRIES INC.

100 King Street West, Suite 5700

Toronto, Ontario M5X 1C7

Canada

Tel: +1 647 438-9766

Fax: +1 416 628-2516

E-mail: info@almonty.com

FOR THE YEAR ENDED DECEMBER 31, 2024

March 20, 2025

Table of Contents

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	3

DESCRIPTION OF BUSINESS	19

GENERAL	19

RISK FACTORS	25

MINING PROJECTS	39

DIVIDENDS	67

DESCRIPTION OF SHARE CAPITAL	67

DIRECTORS AND OFFICERS	71

CONFLICTS OF INTEREST	78

LEGAL PROCEEDINGS	78

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	78

TRANSFER AGENT AND REGISTRAR	80

MATERIAL CONTRACTS	81

INTERESTS OF EXPERTS	81

ADDITIONAL INFORMATION	81

CHARTER FOR THE AUDIT COMMITTEE	SCHEDULE A-ERROR! BOOKMARK NOT DEFINED.

PRESENTATION OF INFORMATION AND FORWARD-LOOKING STATEMENTS

Except where the context otherwise requires, all references in this Annual Information Form (“AIF”) to the “Company”, “Almonty”, “we”, “us”, “our” or similar are to Almonty Industries Inc. and its subsidiaries, taken together.

Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

This AIF contains forward-looking statements that reflect management’s expectations, estimates and projections concerning future events in relation to the Company’s business and the economic environment in which it operates. Forward-looking statements may include, but are not limited to, statements with respect to possible acquisitions, demand for tungsten, tungsten prices, tungsten recovery and production, reductions in operating costs, improvements in efficiencies or reduction in dilution, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, the success of mine development and construction activities, the success of future mine operations, the success of other future business operations, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, but are not limited to, the inability of the Company to maintain its interest in its mineral projects or to obtain or comply with all required permits and licences, risks normally incidental to exploration and development of mineral properties, uncertainties in the interpretation of drill results, the possibility that future exploration, development or mining results will not be consistent with expectations, changes in governmental regulation adverse to the Company, lack of adequate infrastructure at the mineral properties, economic uncertainties, the inability of the Company to obtain additional financing when and as needed, competition from other mining businesses, the future price of tungsten and other metals and commodities, fluctuation in currency exchange rates, title defects and other related matters. See Risks Factors in this AIF for a further discussion of factors that could cause the Company’s actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by forward-looking statements. The forward-looking statements in this AIF represent the expectations of management as of the date hereof and, accordingly, are subject to change after such date. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement

CORPORATE STRUCTURE

Almonty is a corporation continued under the Canada Business Corporation Act (the “CBCA”).

Almonty was incorporated on September 28, 2009 under the Business Corporations Act (British Columbia) under the name RCG Capital Inc. as a Capital Pool Company. On September 23, 2011, the Company completed its qualifying transaction (the “Qualifying Transaction”), whereby all of the issued and outstanding securities of 7887523 Canada Inc. (“Almonty Sub”) were acquired in exchange for securities of the Company on a one-for-one basis and the Company changed its name to “Almonty Industries Inc.”.

On March 27, 2012, Almonty filed articles of continuance and was continued from British Columbia to the CBCA. Almonty’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) and on the Australian Securities Exchange (“ASX”), both under the symbol “AII”. Almonty’s head and registered office is 100 King Street West, Suite 5700, Toronto Ontario, M5X 1C7.

In connection with the Qualifying Transaction and immediately prior to its completion, Almonty Sub acquired all of the issued and outstanding shares of Daytal Resources Spain, S.L. (“Daytal”) from Heemskirk Europe PLC and Heemskirk Consolidated Limited. Daytal is the owner of a 100% interest in the Los Santos tungsten project located near Salamanca, Spain (the “Los Santos Mine”).

Valtreixal Resources Spain S.L. (“Valtreixal Resources”), an indirect wholly-owned subsidiary of the Company, owns a 100% interest in the Valtreixal tin and tungsten mine project located in Western Spain (the “Valtreixal Mine”). The principal business of Valtreixal Resources is the exploration of the Valtreixal Mine.

On September 22, 2014, Almonty acquired 100% of the share capital of Wolfram Camp Mining Pty Ltd. (“WCM”) and Tropical Metals Pty Ltd. (“TM”) (which collectively own a 100% interest in the Wolfram Camp tungsten, wolframite and molybdenum mine located about 130 km from Cairns, Queensland, Australia, near the town of Dimbulah (the “Wolfram Camp Mine”)) from Deutsche Rohstoff AG (“DRAG”). The principal business of each of WCM and TM is the advancement of exploration, development and production activities at the Wolfram Camp Mine.

However, during December 2018, the Board of Directors determined that it was in the best interests of the Company to cease expending further funds towards refurbishment and, consequently, the Company caused WCM and TM to be placed into voluntary liquidation with all requisite approvals received and was completed during fiscal 2023.

On June 4, 2015, Almonty acquired an 8% interest in Woulfe Mining Corp. (“Woulfe”) and, through the acquisition of convertible debentures in Woulfe, gained control over the Woulfe board of directors with the ability to nominate a majority of the board members. On July 7, 2015, Almonty and Woulfe entered into an arrangement agreement in respect of the acquisition by Almonty of all of the issued and outstanding shares of Woulfe that it did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). On August 21, 2015, Woulfe shareholders approved the Plan of Arrangement. On September 10, 2015, Almonty closed the Plan of Arrangement and acquired all of the shares of Woulfe that it did not already own, leading to Almonty having a 100% ownership interest in Woulfe. The principal asset of Woulfe is the Sangdong tungsten mine project located in Gangwon Province, Republic of Korea (the “Sangdong Mine”).

On January 6, 2016, Almonty acquired 100% of the issued and outstanding shares of Beralt Ventures Inc. (“BVI”) from Sojitz Tungsten Resources Inc. for €1.00. In connection therewith, Almonty acquired and purchased €12,260,000 in aggregate principal amount of debt that was owed by Beralt Tin & Wolfram (Portugal), S.A (“BTW”), a wholly-owned subsidiary of BVI, to Sojitz Corporation of Japan in exchange for a cash payment of €1,000,000 on closing and a promissory note issued by Almonty in the principal amount of €500,000, bearing interest at 4% per annum, maturing December 29, 2017. BVI, through its wholly-owned subsidiaries, is the 100% owner of the various rights and interests comprising the Panasqueira tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). The Panasqueira Mine has been in production since 1896, and is located approximately 260 km northeast of Lisbon, Portugal.

Inter-corporate Relationships

The following illustrates the inter-corporate relationships between the Company and its subsidiaries and sets out the respective jurisdictions of existence of such subsidiaries and the percentage of their voting securities owned, controlled or directed, directly or indirectly, by the Company as at the date hereof.

Public Shareholder
Almonty Industries Inc.
(Incorporated Under the Canada Business Corporations Act)
(100%)
Woulfe Mining Corp
(Incorporated In British Columbia)
(100%)
(100%)
Beralt Ventures Inc.
(Incorporated in British Columbia)
G04673G Canada Inc.
(Incorporated under the Canada Business Corporations Act)
(100%)
7887523 Canada Inc.
(Incorporated under the Canada Business Corporations Act)
(100%)
G588647 Canada Inc.
(Incorporated under the Canada Business Corporations Act)
Yeongwha Mining Corp.
(Incorporated In ROK)
(100%)
(100%)
Woulfe Processing LLC
(Incorporated In ROK)
(100%)
Beralt Tin and Wolfram Portugal SA
(Incorporated in Portugal)
(5%)
(100%)
Valtreixal Resources Spain S.L.
(Incorporated in Spain)
(100%)
Almonty Korean Tungsten Corporation
(Incorporated In ROK)
(100%)
(100%)
Woulfe Gold (BVI) Ltd.
(Incorporated In BVI)
(100%)
(95%)
Empresas Minera da Argemela LDA
(Incorporated in Portugal)
(100%)
Daytal Resources Spain S.L.
(Incorporated in Spain)
(100%)
The Sangdong Mine
(100%)
Orient Gold (BVI) Ltd.
(Incorporated In BVI)
The Panasqueira Mine
The Valtreixal Project
(100%)
The Los Santos Mine
(100%)
Muguk Gold Corp.
(Incorporated In ROK)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Since its inception in 2012, Almonty has focused on the acquisition, development, and operation of tungsten mining projects, recognizing tungsten as a critical material with increasing demand across industrial and high-tech sectors. The company produces and processes tungsten for sale to global partners and has built a diversified portfolio of assets in key regions, including South Korea, Portugal, and Spain. Through strategic growth and ongoing resource development, Almonty aims to expand its global relevance and meet the needs of various industries.

Currently, Almonty is focusing on the development of the Sangdong Mine in South Korea and the ongoing operations of the Panasqueira Mine in Portugal. The Company also plans to restart production from tailings at the Los Santos Mine in Spain. The project pipeline also includes the Valtreixal Mine in Spain, which is under exploration and development.

Global presence through the following subsidiaries, including:

●	Woulfe Mining Corp., the owner of the Sangdong Mine in South Korea.

●	Beralt Tin & Wolfram (Portugal), S.A., which owns and operates the Panasqueira Mine.

●	Daytal Resources Spain S.L., the owner of the Los Santos Mine.

●	Valtreixal Resources Spain S.L., the owner of the Valtreixal tin and tungsten project.

The principal business of Toronto, Canada-based Almonty Industries Inc. is the mining, processing and shipping of tungsten concentrate from its Los Santos Mine in western Spain and its Panasqueira Mine in Portugal, the development of its Sangdong Mine in Gangwon Province, South Korea and the development of its Valtreixal Mine ( tin/tungsten project) in north western Spain. The Los Santos Mine was acquired by Almonty in September 2011 and is located approximately 50 km from Salamanca in western Spain and produces tungsten concentrate. The Los Santos Mine was put on care and maintenance in February 2020 pending capital expenditure required to process its tailings inventory. The Panasqueira Mine, which has been in production since 1896, is located approximately 260 km northeast of Lisbon, Portugal, was acquired in January 2016 and produces tungsten concentrate. The Sangdong Mine, which was historically one of the largest tungsten mines in the world and one of the few long-life, high-grade tungsten deposits outside of China, was acquired in September 2015 through the acquisition of a 100% interest in Woulfe. Almonty owns 100% of the Valtreixal tin- tungsten project in north-western Spain. Additional discussion of Almonty’s activities may be found at www.almonty.com and under Almonty’s profile at www.sedarplus.ca.

The Sangdong Mine

The Sangdong Mine is an underground past producing mine located in Gangwon Province, South Korea, approximately 200km southeast of Seoul. The mine was formerly owned by Korea Tungsten Co. and was closed in 1990. The property was then acquired by Woulfe in 2006 and Almonty began the process of carrying out planning and engineering work with the goal of bringing the mine back into production in the near-term.

On September 10, 2015, Almonty completed the acquisition of all of the outstanding shares of Woulfe that it did not already own pursuant to the Plan of Arrangement, pursuant to which each issued and outstanding Woulfe common share (except for those Woulfe shares owned by Almonty) was exchanged for 0.1029 of one Common Share. Almonty issued an aggregate of 34,806,205 Common Shares in connection with the Plan of Arrangement.

During January 2020, the Company received a binding commitment letter for US$75.1 million from KfW IPEX-Bank (“KfW”) for the proposed project financing for the development and operation of the Company’s Sangdong Mine located in South Korea (the “KfW Facility”).

The general terms of the binding commitment approved by the credit committee of KfW include:

1.	The principal amount of senior project finance loan to be US$75.1-million;

2.	Interest rate – three-month London interbank offered rate (SOFR), plus 2.3 per cent, and borrower expects this to reduce on issuance of the ECA cover;

3.	Term of 6.25 years with an initial principal repayment holiday during construction and quarterly instalment repayments of principal commencing after the second anniversary of the initial drawdown;

4.	Oesterreichische Kontrollbank AG (OeKB) is committed to providing an import credit scheme cover guarantee based on the long-term offtake agreement, discussed above.

Almonty worked closely with the Independent Engineer at the Sangdong Mine during 2020 to ensure sustainable development outcomes and the integration of environmental, safety and social considerations into the project development procedures, meeting the stringent international standards and guidelines.

Almonty also announced the mechanical completion and the commencement of commissioning of the government-subsidized pilot plant at the site.

On February 10, 2020, Almonty announced that it successfully renegotiated and subsequently amended its off-take agreement, originally dated March 12, 2018, (the “Amended Off-Take Agreement”) with an existing customer (the “Customer”) for the tungsten concentrate to be mined and processed at the Company’s wholly-owned Sangdong Mine in South Korea. As announced in news releases dated March 13, 2018 and March 15, 2018, the original agreement had a term of 10 years that called for floor price revenues for the Company in a minimum amount of 500,000,000 CAD.

The Amended Off-Take Agreement, based on updated pricing models and subject to the terms and conditions of the amended agreement, increases the term from 10 years to 15 years and now calls for floor price revenues for the Company in a minimum amount of CAD750,000,000.

The realization of the benefits of the off-take agreement are subject to risk factors typical of an off-take agreement of this nature, including if the Company is unable to meet its obligations to deliver tungsten concentrate in accordance with the terms of the off-take agreement, variable costs of shipping and production over the term of the contract, the customer’s ability to purchase the tungsten concentrate produced by Almonty at the mine, and the continued economic viability of the customer or its successors for the life of the off-take agreement. Finally, given these risks, there is no guarantee that the Company will realize the revenues contemplated under the terms of the off-take agreement.

On February 24, 2020, Almonty announced that it received notification that the preliminary ECA cover has been issued by OeKB (Oesterreichische Kontrollbank AG), which is underpinning the KfW Facility.

On May 11, 2020, Almonty announced the execution of a memorandum of understanding (“MOU”) amongst Gangwon Provincial Government, Yeongwol County Government and AKT. The MOU was signed in the Office of the Gangwon Provincial Government by Governor MoonSoon Choi, Mayor Myeong-Seo Choi of Yeongwol County and Mr. Lewis Black, President & CEO of AKT. The MOU stipulates that, in recognition of the importance of tungsten and the development of the Sangdong Mine to the national economy and competitiveness, both municipal governments shall cooperate as much as possible for administrative and financial support including the granting of permits, and the provision of certain subsidies and tax exemptions. It also states that the municipal governments shall fully cooperate and support in providing required infrastructure for the successful development of the Sangdong Mine.

On May 19, 2020, Almonty announced the completion and delivery of the basic engineering work by Metso for the crushing and grinding units of the processing plant for the Sangdong Mine.

The overall process flowsheet with process mass balance, equipment list, plant layout drawings, process control philosophy, control diagrams and general technical information were provided after five months of extensive work by Metso, the world’s leading manufacturer of mining equipment, in collaboration with Almonty’s technical team.

Ore characterization tests on drop weight, bond mill work index, abrasion and crushability were conducted at the Metso laboratories during 2019 and 2020 in order to determine the physical properties, mineral liberation and comminution indices of the ore, which were used as the basis for the design criteria of the equipment for the Sangdong processing plant.

On May 27, 2020, Almonty announced the finalization of the plant layout and configuration upon the fixing of the location of the backfill plant at the site of the Sangdong Mine.

1.	The location of the backfill plant of approximately 1,300 m2 is determined at a 730-meter altitude near the Baegun adit, sitting atop of Taebaek Level (680-meter altitude) and Sangdong Level (656-meter altitude), where mining activities for initial years will be focused. The higher altitude is designed to enable reduced operational expenses through gravity pumping of tailings and a simplified and cost-effective backfilling reticulation system.

2.	This location is also closer to the additional deposit identified as upside potential by Korea Tungsten and the Korea Resource Corporation, ensuring the effectiveness of backfilling not only the targeted stopes of the Company’s NI 43-101 indicated and inferred resources already defined, but also the future stopes of the continued deposit in the western direction which was identified through drilling campaigns in 1980s.

3.	The Sangdong backfill plant has been prepared and designed by Upgrade Mining Solutions (Europe), a specialist engineering firm in tailings paste fill.

On August 26, 2020, Almonty reported that it finalized the completion agreement with KfW with respect to the KfW Facility.

On September 8, 2020, Almonty reported that it had finalized the facility agreement (loan agreement) with KfW.

On October 21, 2020, Almonty reported that it received, from the South Korean government, an extension of its Extraction Rights permit to July 1, 2031. In addition, once the Company finalizes the KfW Facility, the extraction permit will automatically be extended to July 1, 2041 and, once production commences, this extraction permit can be extended to July 1, 2061. The Company also reported that it had finalized its contract with Metso for the build-out of Sangdong, for the long-lead-time equipment for the crushing circuit.

On February 3, 2021, the Company announced the expansion of its current Environmental, Social and Governance (ESG) program at the Sangdong Mine. At Sangdong, a third-party report will be concluded, analyzing the carbon footprint and how best to minimize that footprint. Given the energy from the grid supplied to the Sangdong project is 100% renewable, the Company has a unique opportunity to push towards carbon neutrality at our Korean site.

In April 2021, the Company completed the concrete batch plant at the Sangdong Mine. The plant will provide service to all underground mine development and to the surface construction. The renovation of the administration office in the town of Sangdong also was completed. Electing to renovate the old Sangdong post office instead of building a new construction on the mine site saved the Company over US$500,000 and complied better with its ESG program in having an actual presence in the town which allows more direct access to the Company for the local community. The site levelling, road and drainage diversion could be completed having all permits in place. Originally, the Company had intended to conduct the road and drainage diversion in April but, upon further cost analysis, it was established that by also including the site leveling, the Company would save a further US$300,000 by utilizing the same company to do all three items at the same time rather than incurring mobilization and demobilization costs twice.

On May 28, 2021, the Company conducted a ground-breaking ceremony at its Sangdong Mine site.

On October 27, 2021, the Company provided an update of its progress at the Sangdong site advising that renovations to the Guest House next to the main office were complete and that it has capacity for up to 24 visiting personnel from our Panasqueira and Los Santos mines. The report also advised that its Seoul office was its main administration and Government liaison center and is open and fully staffed.

On February 7, 2022, Almonty advised that it was in receipt of the completion of conditions precedent letter from KfW and that Almonty had satisfied all of the 110 conditions precedent.

The Company further advised that once the balance of the equity has been transferred to the loan account held in Korea by Almonty Korea Tungsten Corporation (“AKTC”) and the payment of various financing fees is completed, which are customary to project finance lending, the bank can then move to issuing the drawdown letter and the first drawdown will commence.

On March 28, 2022, Almonty advised that it signed a MOU with Korean Mine Rehabilitation and Resource Corporation (“KOMIR”) and Hannae For T, Ltd (“Hannae”) to strengthen the South Korean domestic supply chain through the joint promotion of recycling of rare metals (such as Tungsten and Molybdenum) using scrap resources and tungsten concentrates to downstream to nano Tungsten Oxide and other essential products for Korean domestic consumption in the semiconductor and battery sectors.

KOMIR is the Korean Government Agency responsible for national resource security, including developing overseas mining and processing capacity to supply the Korean market. One of KOMIR’s strategic objectives is to upgrade the country’s access to critical minerals.

Hannae is one of the global leaders in rare metal recycling, who has developed proprietary technology to extract metals such as Tungsten, Vanadium, and Titanium from wasted SCR catalysts. The parties have agreed to jointly, in good faith, investigate and undertake a feasibility study on the ‘public-private joint rare metal recycling project’.

The MOU will remain in effect for two years and can be extended by agreement between the ‘parties’ before the expiration. The agreement can be terminated by notifying the other party.

On March 30, 2022, Almonty announced that it was investigating the construction of a vertically integrated nano tungsten oxide downstream processing plant (the “Sangdong Downstream Extension Project”) to supply the South Korean battery anode manufacturing industry and the execution of a letter of intent (“LOI”) for the funding of the Sangdong Downstream Extension Project with KfW. Almonty also reported that KfW signed an LOI to provide a further US$50m of debt funding for the Sangdong Downstream Extension Project.

On May 11, 2022, Almonty reported that it executed a Conditions Precedent Letter with Plansee Holding AG (“Plansee”) and Global Tungsten & Powders Corp. (“GTP”) whereby both parties agreed that Almonty satisfied the conditions precedents required by Plansee/GTP to enable financial closing of the KfW Facility. The key terms of the Conditions Precedent Letter were:

1.	Payment of obligations due to GTP of US$3.0 million which was paid in cash from the proceeds of a private placement that closed on May 11, 2022 (see “Developments During Fiscal Year Ended December 2022” below); and

2.	Within 120 calendar days of the financial closing of the project financing, Almonty remitting the outstanding balance owing of approximately US$1.8 million. In the event that the outstanding balance is not paid within 120 calendar days of the financial closing of the KfW Facility, Almonty will satisfy any remaining portion of such outstanding balance by issuing common shares in Almonty to Plansee/GTP, at a price per share equal to the closing market price of Almonty’s common shares on the trading day prior to issuance, subject to any regulatory or stock exchange approvals.

On July 5, 2022, the Company announced that it has received from KfW the fully executed utilization request for the first drawdown of US$12,818,081 from the KfW Facility. The mortgage registration was commenced in South Korea to facilitate the first drawdown of funds to AKTC.

On July 18, 2022, the Company announced a maiden JORC 2012-compliant Inferred Mineral Resource Estimate (“MRE”) of 21.48Mt @ 0.26% MoS2 at the 0.19% MoS2 reporting cut-off for the Almonty Korea Moly Project (“AKM Project”), which is located on the existing Sangdong Mine.

The MRE was independently estimated by Adam Wheeler, an independent mining consultant, and was prepared according to the guidelines of the JORC Code dated 2012 and has also been prepared in accordance with the 2015 edition of the Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets.

The resource estimate was based on a drillhole database stemming from underground drilling, and some surface drilling, completed prior to 1992 by the Korea Tungsten Mining Company Ltd.

(“KTMC”), as well by Oriental Minerals OTL during 2006-2008. The KTMC drilling covers 14,300m over 27 holes.

Almonty notes that, based on a review of historical drilling, the molybdenum zone may continue to the northeast and northwest, where significant MoS2 was intersected in historical exploration drilling.

The molybdenum deposit of the AKM Project is located adjacent to the Sangdong Mine and appears to be hydrothermal and with two different mineralisation stages.

Further, it was noted that sections with zones of higher grade do occur, but insufficient drilling has been carried out to properly assess the grade distribution. The company will further assess both the full size and scale and higher-grade zones in future exploration work.

On July 28, 2022, the Company announced receipt of the first drawdown of US$12,818,081 on the KfW Facility.

On August 24, 2022, the Company advised that the second drawdown from the KfW Facility of US$4.1 million was received and that drawdowns are occurring in line with the project drawdown schedule.

On September 21, 2022, the Company announced an update in relation to the proposed nano tungsten oxide downstream processing plant. As announced on March 30, 2022, Almonty was investigating the construction of a vertically integrated nano tungsten oxide downstream processing plant to supply the South Korean battery anode and cathode manufacturing industry. As also announced, the funding for the Sangdong Downstream Extension Project is expected to be sourced from KfW, pursuant to the LOI for up to US$50 million of additional funding for this purpose. Almonty also advised that it is consulting with IAF Holding GmbH, a process engineering firm that specialises in the design and construction of specialist processing facilities, to design and construct the Sangdong Downstream Extension Project processing facility and it has been determined that the Sangdong Downstream Extension Project processing facility should be located at the Seok Moon Industrial Complex in South Korea. This site has been selected due to its excellent existing infrastructure, i.e. access to sufficient water, electricity, communications and gas as well as existing environmental permitting.

On November 15, 2022, the Company announced it completed its third scheduled drawdown of US$9.8 million of the KfW Facility. At such date, the drawdowns had been completed on schedule as per the project drawdown agreement.

On April 4, 2023 the Company announced that it has completed its fourth scheduled drawdown of the total US$75.1 million KfW IPEX-Bank, increasing the total amount drawdown to US$32.3 million.

On May 1, 2023, Almonty provided a construction and financing update in relation to its Sangdong Mine. As announced on April 3, 2023, Almonty advised that construction works continue to progress in accordance with its construction schedule and the total amount drawn under the KfW Facility at that time was US$32.3 million. Also, in April 2023, Almonty advised that engineering staff from the Sangdong Mine team and members of the EPC consortium made a field trip to Almonty’s tungsten mines and processing plants in Portugal and Spain to better implement ideas and philosophy in the design and engineering of the main processing plant and pastefill plant at the Sangdong Mine. As national demand for the reinforcement and implementation of regulations and promotion of safety awareness has increased, the Company conducted HSE training and realigned the organization to focus on special safety personnel. This is aimed at exceeding national standards and enhancing the HSE standards at the mine and at the site of the Sangdong Mine. Almonty also advise that the installation of the new 4 MW power system, replacing the temporary 950kw system, for the mine infrastructure, was completed successfully in March 2023, without incident. The Korea Electrical Safety Corporation performed the pre-use inspection and issued the use certificate for the 4 MW power system. The power supply expansion is expected to provide stable power to the Sangdong Mine’s surface and underground infrastructure, thereby improving work efficiency and production. Delivery of all long lead time equipment from Metso Outotec in Europe to South Korea was nearing completion. All engineering plans have been finalized, and surface scalping has begun for essential pre-work to prepare the site for civil construction.

On July 11, 2023, Almonty announced the collaboration between AKTC and Korea Telecom (“KT”) which is introducing cutting-edge Mine Safety DX technology. Developed in partnership with KT, this innovative solution aims to enhance worker safety and promote efficient mining practices which is indicative of AKTC’s strong commitment to ESG compliance. The communication infrastructure established by KT and AKTC at the Sangdong Mine is based on Long Term Evolution technology. This infrastructure offers superior coverage and simultaneous access, surpassing the capabilities of Wi-Fi and radios traditionally used in mine communication. By utilizing “leaky coaxial cables” and “mining designated line amplifiers,” seamless communication is possible even in deep underground sections of the mine, ensuring communication and monitoring capabilities. In addition to improving safety standards, the Mine Safety DX technology also contributes to the efficient functioning of mining operations. By establishing a robust communication infrastructure, AKTC aims to enhance mining efficiency and productivity. The collaboration between AKTC and KT aligns with the South Korean Ministry of Trade, Industry and Energy’s Comprehensive Mine Safety Plan and supports the government’s goal of providing long-distance wide-area communication capabilities by 2027.

On July 31, 2023, the Company provided a construction and financing update in relation to its Sangdong Mine. Almonty received a further US$9.8 million in conjunction with the fifth drawdown on the US$75.1 million KfW IPEX-Bank (“KfW”) loan facility related to the construction of the Sangdong Mine. The fifth drawdown brings the total drawn to US$40.2 million. Additionally, further equipment arrived in South Korea and at site at Sangdong including Protection screen and reclaim feeders shipments. Scalping works at the processing plant site are now complete and are currently in the verification stage.

On November 21, 2023, Almonty announced receipt of a fully executed Utilization Request for US$13.7 million in conjunction with the sixth drawdown on the US$75.1 million KfW IPEX-Bank (“KfW”) loan facility related to the construction of the Company’s Sangdong Mine in South Korea.

On July 11, 2024, Almonty announced that AKTC signed a memorandum of understanding with the Yeongwol County Office in South Korea to secure the location of the Sangdong Downstream Tungsten Oxide Plant. Yeongwol is located approximately 30 kms from the Sangdong Tungsten Mine and will be a hub for high-tech industries utilizing local mineral resources. Key terms of the MOU include that AKTC proposes to establish a factory of about 60,000 square meters within the Yeongwol County Opportunity Development Special Zone to produce refined and smelted tungsten, and tungsten alloys. Yeongwol County announced that it will provide full legal and institutional support to Almonty. During the process, AKTC proposes to invest approximately100 billion won (approximately US$72 million) in the construction of the downstream tungsten oxide plant, and an additional 40 billion won (approximately US$29 million) in processing plant facility upgrades required to increase tungsten concentrate production at the Sangdong Tungsten Mine. As a result, Yeongwol-gun will serve as an outpost for Korea’s core industrial belt after facing a new era of regional economic development and job creation according to the mining and plant construction sectors.

On July 17, 2024, Almonty announced that it has received a fully executed Utilization Request for US$10.6 million in conjunction with the seventh and eighth drawdowns on the US$75.1 million KfW project loan facility related to the construction of the Company’s Sangdong Tungsten Mine in South Korea.

On August 2, 2024, Almonty announced welcoming its first customer on the 1st of August, 2024 after a new refurbishment of the local gas station that has been acquired in May 2024.

On August 28, 2024, the Company announced that the U.S. government researchers recently visited Sangdong, the South Korean mine to assess progress towards boosting supply of a critical metal called tungsten from areas outside China

On September 6, 2024, the Company announced that, on September 2, 2024, renowned geologists from around the world visited the Company’s Sangdong Tungsten Mine in Yeongwol, Gangwon Province, South Korea. These geologists are visiting South Korea to attend the 2024 International Geological Congress (“IGC”), hosted by the International Union of Geological Sciences (“IUGS”) in Busan, South Korea.

On September 11, 2024, Almonty announced the successful completion of its pilot plant trial production, which marks the final stage of flotation processing technology development ahead of processing plant equipment installation at the Company’s Sangdong Mine in South Korea. In Portugal, the pilot plant mirrored most of the future industrial plant in Sangdong. The feed grade was around 0.45% WO₃, and the concentrates consistently exceeded 60% of contained WO₃, achieving recoveries around 82%.

In Sangdong, although equipment limitations and lower-grade ore (below the 0.15% WO₃ cutoff) presented challenges, a recovery of 86.3% was achieved thanks to an improved flotation process and optimized reagent adjustment. In particular, during the sulfide flotation stage, which removes impurities, the tungsten grade improved. This indicates that the concentration of sulfide impurities, which are typical contaminants in tungsten concentrate, can be reduced, ensuring the future stability of 60% to 65% WO₃ grades in concentrate production.

Based on these results, the Company and its equipment supplier Metso Outotec are now comfortable to sign off on the processing having met all the design performance parameters. Additionally, the tests at Sangdong Mine confirmed the potential to reduce reagent usage while maximizing efficiency.

On November 18, 2024, the Company announced the appointment of Mr. Fernando Vitorino as Chief Operating Officer (COO) of AKTC as well as the designation of the Yeongwol County as an opportunity development special zone to enhance Sangdong Mine expansion.

On November 21, 2024, Almonty announced a significant milestone in the development of its Sangdong tungsten mine and processing plant with the arrival and installation of cutting-edge grinding equipment from Metso Corporation. This development brings the Sangdong project one step closer to full operations, marking a pivotal moment in the effort to supply an enormous new source of tungsten from outside of China.

Also in November 2024, Almonty announced that the Company’s Sangdong Mine has been recognized as a priority site to attract large-scale corporate investment.

On November 29, 2024, the Company announced that over 100 employees from Almonty Korea Tungsten Corporation (AKTC) and its partner companies – Dongbu Plant Co. Ltd. SMH, and ABR General Construction Co. Ltd. participated in a comprehensive health checkup held at AKTC’s lobby and first-floor offices. The initiative provided mandatory health screenings and specialized examinations designed to meet the unique needs of employees in the mining and construction sectors. To ease the burden of traveling to urban hospitals, mobile medical units were deployed on-site, offering services including routine health checks, X-rays, blood tests, and electrocardiograms. Employees expressed high satisfaction with the convenience and accessibility of the setup. From a corporate standpoint, this health checkup demonstrates AKTC’s commitment to complying with the Industrial Safety and Health Act, ensuring that employees in high-risk sectors receive the necessary health assessments for their roles. Beyond regulatory compliance, the program reflects AKTC’s dedication to creating a healthy, supportive workplace that promotes employee well-being and operational sustainability

On December 16, 2024, the Company announced that Almonty Korea Tungsten Corp. (AKTC) CEO Lewis Black was honored with the Yeongwol County Governor’s Award at the first-anniversary celebration and year-end event of the Yeongwol County Management Association (YWCMA), held at The Bliss Workation Center in Yeongwol. The award was received on behalf of the CEO by Chief Operating Officer Fernando Vitorino, according to AKTC.

On December 17, 2024, Almonty announced that women are now 20% of the workforce of Almonty Korea Tungsten Corp. (AKTC), a subsidiary of Almonty Industries, the largest tungsten mining company in the world outside of China. Female employment by AKTC is well above the World Bank estimate of 15 percent female employment in global mining industry.

The Panasqueira Mine

The Panasqueira Mine is an underground operation and has been in operation since 1896 and, apart from a brief period at the end of World War II, the mine has more or less been in continuous operation.

On January 6, 2016, Almonty acquired a 100% ownership interest in BVI from Sojitz Tungsten Resources, Inc. BVI, through its wholly-owned subsidiaries, is the 100% owner of the various rights and interests comprising the Panasqueira Mine. Almonty acquired 100% of the shares of BVI from Sojitz Tungsten Resources, Inc. for €1.00. In connection therewith, Almonty acquired and purchased

€12,260,000 in aggregate principal amount of debt owed by BTW, a wholly-owned subsidiary of BVI, to Sojitz Corporation of Japan in exchange for a cash payment of €1,000,000 on closing and a promissory note issued by Almonty in the principal amount of €500,000, bearing interest at 4% per annum, maturing December 29, 2017.

Almonty carried out an analysis of historical drilling and exploration data as part of its acquisition due diligence. This analysis was completed on November 15, 2015 and resulted in the Company filing a technical report on February 23, 2016, prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report on the mineral reserves and resources of the Panasqueira Mine, Portugal” on SEDAR (the “Panasqueira Technical Report”). The Panasqueira Technical Report is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca and is incorporated by reference herein.

Almonty continued its focus on cost reduction and all-in-production costs at Panasqueira continued to decrease. Mined grades continued to improve throughout Fiscal 2021 as expected under the revised mine plan implemented by Almonty since its acquisition in January 2016. Mined grades in Fiscal 2022, Fiscal 2023 and Fiscal 2024 also continued to show consistency in the content of by-product payable metals as well (copper and tin) which are improving the overall cash flow profile of the mining operation. Panasqueira is a poly metallic wolframite deposit as opposed to a skarn deposit scheelite mine like Los Santos. Tungsten recovery rates for wolframite deposits are typically higher than for scheelite deposits. The Panasqueira Mine has some of the highest tungsten recovery rates in the industry, consistently averaging 80%.

Since fiscal 2017, Almonty entered into several one-year fixed price off-take agreements with its existing customers in respect of production from the Panasqueria Mine. During fiscal 2020, Almonty entered into a series of revised fixed price contracts with this same customer group that were effective as of February 7, 2020 to December 31, 2020. The net price received under these contracts was US$276 per MTU of contained WO3, equating to an effective price of US$354 per MTU of APT (assuming an industry standard discount of 22% to the price of APT when pricing MTUs of WO3). These contracts were renewed for fiscal 2024 and 2025.

On September 4, 2019, the Company announced that the second tailings dam has been completed and is ready for operation. The completion of the second tailings dam (phase one) will enable Panasqueira to process and store tailings for another 6 years at the rate of 800,000 ton mining per annum. All the pumping and piping systems connecting the processing plant and the new tailings dam have been installed and have completed a trial operation.

Almonty is planning an extension of its mine, the L-4 Extension, with the potential to extend the life of the mine and increase production capacity. The L-4 project is focused on accessing deeper ore zones below the current mining levels, primarily starting from Level 3.

Key objectives of the L4 Extension include:

●	Increased Ore Throughput: Plans to raise the processing capacity from 600,000 tons to 800,000 tons.

●	Improved Grade: An anticipated increase in average head grade to 0.19%, enhancing overall economic output.

●	Exploration Synergies: Advanced drilling campaigns will upgrade inferred resources, providing a clearer picture of the deposit’s potential at depth.

Development of the L4 Extension began in early 2024, with initial works focused on accessing deeper ore zones through exploration galleries and new ramps.

The first pumping of tailings to the new tailings dam began during fiscal 2020 when the remaining capacity of the old tailings dam was fully consumed. The new tailings dam has been designed in compliance with the environmental and safety regulations of Portugal and the EU. In addition to the application of stringent safety standards in the engineering, the new tailings dam is designed for the second phase expansion for an additional 4 years by placing a surrounding 10-meter height retaining wall. A further phase three is now planned to increase capacity by a further 10 years. Thus, a total of 20 years additional capacity is anticipated after the completion of all three phases.

On February 24, 2024, Almonty announced that it had commenced development of Level 4 (“L4”) at the Panasqueira Mine. The development of L4 represents a planned extension of existing underground operations and is expected to provide continued access to mineralized material and has the potential to enhance the contribution of the mine to the Company’s operations with its potential and low-risk profile. A comprehensive scoping study has paved the way for this ambitious project, positioning it for advancement pending ore resources confirmation and financing completion. Scheduled to commence as early as Q1/2025, the groundwork for the L4 opening is a testament to Almonty Industries’ commitment to operational efficiency and timely execution. By capitalizing on existing surface infrastructure and focusing on underground development, the L4 opening is poised to significantly enhance production capacity, projecting an increase on the annual output plus the extension of the life of the mine.

The Los Santos Mine

The Los Santos Mine commenced production in 2008 and produces tungsten concentrate products. The mine was opened in June 2008 and commissioned in July 2010 by its former owner.

An exploration campaign at the Los Santos Mine completed in June 2015 resulted in an updated technical report being completed as at October 31, 2015 prepared pursuant to NI 43-101 entitled “Technical Report on the Mineral Resources and Reserves of the Los Santos Mine Project, Spain” (the “Los Santos Technical Report”), which is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca and is incorporated by reference herein.

Almonty continued its work with third party consultants in evaluating its tailings reprocessing methodology, running bulk samples through the existing plant as well as continued sampling through a testing circuit. The tailings recovery rate contained in the Los Santos Technical Report assumed no additional modifications will be carried out in the mill processing circuit and assumes a tungsten recovery rate of 46%. However, based on additional testing work carried out by Almonty, the Company decided in February 2020 to implement a planned closure of Daytal’s operations by placing the Los Santos Mine into care and maintenance. The Company is planning to re-open operations in the near future once it has finalized plans to modify the plant’s infrastructure, through an approximately €1,000,000 capital expenditure, which is expected to result in improved recovery rates from the future processing of its tailings inventory. Modifications to the processing plant to facilitate tailings reprocessing are expected to be implemented early 2026.

The Valtreixal Project

The Valtreixal Mine is a potential open pit operation and is located in the northwest part of the Zamora province, in the Castilla de Leon region of Spain. The principal potential products are tungsten and tin.

On March 21, 2013, the Company announced that it had entered into an option agreement to acquire a 51% interest in, and be the project operator of, the Valtreixal Mine in Northwestern Spain (approximately 250km from the Los Santos Mine) for total consideration of €1,400,000. Almonty made the first installment payment of €100,000 in June 2013. The second installment of €300,000 was originally due in June 2014 but was rescheduled to December 2014 so that Almonty could finish its current evaluation of the project during the fourth quarter of fiscal 2014. The balance of funds originally due in June 2015, were also rescheduled to December 2015. Almonty has begun its evaluation of the historical data and has carried out exploration drilling on the site.

On January 5, 2015, Almonty announced that it made the third installment payment of €300,000 on the Valtreixal Mine (bringing instalment payments to date to €700,000), which resulted in Almonty owning a 25% interest in the Valtreixal Mine and having an option to acquire the remaining 75% ownership interest for €1,700,000 in additional installment payments over the subsequent 18 months.

During the fourth quarter of fiscal 2015, Almonty finalized its negotiations with Sociedad de Invencion y Exploracion Minera de Castilla y leon, S.A. (“SIEMCALSA”) for payment of €700,000 that would take the Company’s ownership in the Valtreixal Mine to 51%, pursuant to which Almonty and SIEMCALSA agreed to a €100,000 payment on December 19, 2015 (which was paid on that date), a further €50,000 per month starting January 2016 and ending in May 2016 followed by a final payment of €350,000 in June 2016. These payments were made as scheduled and Almonty owned a 51% interest in the Valtreixal Mine as of June 30, 2016.

On December 21, 2016 Almonty exercised its option to acquire the remaining 49% interest in the project for a payment of €1.5 million, a reduction of €750,000 from the previously agreed installment payment plan resulting in a much-needed savings of capital on the acquisition of the remaining 49% interest in the project. The Company is continuing to carry out work on the project and is working towards a final decision on proceeding with the development of the project. The Company intends to decide on filing for the necessary permits and is fine tuning its planning and budgeting for the potential build-out and commissioning of the Valtreixal Mine.

On June 11, 2020, Almonty announced that it has received, from the Municipality of Pedralba de la Paraderia in Spain, a new land classification for its Valtreixal Property whereby the property is now deemed to be suitable for extraction activity. The Company’s Valtreixal Property is located approximately 250 km from the Company’s wholly-owned Los Santos Mine in Spain and 185 km from Salamanca. This new land classification will now allow the Company to complete the mining permitting process and to move forward with the completion of an open-pit mine plan for the property. It is expected this permitting process to be finished late2025.

Almonty also completed its analysis of the exploration campaign of the Valtreixal Mine that was completed in Q3 2015. This led to Almonty filing an updated technical report on the Valtreixal Mine as at October 31, 2015 prepared pursuant to NI 43-101 entitled “Technical Report on the Mineral Resources and Reserves of the Valtreixal Project, Spain” (the “Valtreixal Technical Report”).

The Valtreixal Technical Report is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca and is incorporated by reference herein.

The Company is continuing to evaluate the Valtreixal Mine with a view to making a decision on filing for the necessary permits and is fine tuning its planning and budgeting for the potential build-out and commissioning of the Valtreixal Mine.

Other Developments

Developments During Fiscal Year Ended December 31, 2022

On May 11, 2022, Almonty announced the closing of a private placement to the directors of Almonty, existing shareholders and other insiders of 2,852,251 common shares at CDN$0.94 per share and 1,428,571 Units at US$0.70 per Unit to raise gross proceeds of approximately US$3.3 million. Each Unit of the 1,428,571 units was comprised of one common share and one-half share purchase warrant with each whole warrant being exercisable at a price of US$0.84 for 24 months from closing. The proceeds of this placement were used to pay fees due to Plansee/GTP.

On June 7, 2022, Amonty announced the closing of a private placement of 2,494,118 Chess Depository Interests (“CDIs”) at A$0.85 per CDI to raise gross proceeds of A$2.12 million with the Company’s third largest shareholder Deutsche Rohstoff. The use of proceeds of this placement were for general working capital and to accelerate ongoing growth strategies being pursued. Lazarus acted as Lead Manager to the placement and was paid a total fee of 6% of the gross proceeds raised in the Placement. Current Almonty Director Mr. Andrew Frazer was at such time also the managing director of Lazarus, the Lead Manager for the Placement.

On June 30, 2022, the Company held its annual general meeting at which meeting, it re-elected Lewis Black, Daniel D’Amato, Thomas Gutschlag, Michael Costa, Mark Trachuk and Andrew Frazer as directors of the Company, Zeifmans LLP were appointed auditor of the Company, amendments to the Company’s by-laws were approved and the reservation of unallocated options under the Company’s stock option plan was also approved.

Developments During Fiscal Year Ended December 31, 2023

On January 31, 2023, Almonty completed a non-brokered private placement of 2,500,000 CDIs at a price of A$0.80 per CDI pursuant to which 2,500,000 CDIs were issued. Each placee received one (1) unlisted option for every one (1) CDI issued, which option is exercisable at a price of A$1.25 with an expiry date of December 31, 2024. Pursuant to a Mandate Letter dated July 22, 2021, between the Company and Lazarus, the Company engaged Lazarus as Lead Manager in connection with the Offer at the rate of 6% of the funds raised.

In February 2023, Almonty sought approval to the extension of 700,000 share purchase warrants held by insiders of the Company. In May 2023, the TSX provided conditional approval to the extension, subject to shareholder approval. In June 2023, Almonty received shareholder approval to the extension of the warrants and as a result, the expiration date of the warrants was extended from February 19, 2023, to February 19, 2024.

On March 28, 2023, Almonty completed a non-brokered private placement of 4,861,111 CDIs at a price of A$0.72 per CDI. Each placement participant received one (1) unlisted option for every one (1) CDI issued, which option is exercisable at a price of A$1.25 with an expiry date of December 31, 2024. Pursuant to a Mandate Letter dated July 22, 2021, between the Company and Lazarus, the Company engaged Lazarus as Lead Manager in connection with the placement at the rate of 6% of the funds raised.

On April 3, 2023, Almonty announced that it completed its fourth scheduled drawdown of the KfW Facility for its Sangdong Mine.

On June 26, 2023, the Company held its annual general meeting at which meeting, it elected Lewis Black, Daniel D’Amato, Thomas Gutschlag, Mark Trachuk, Andrew Frazer and David Hanick as directors of the Company; Zeifmans LLP were appointed auditor of the Company; and approval to an extension of certain warrants were approved at the meeting.

During October and November, 2023, Almonty raised gross proceeds of C$950,000, US$733,333 and A$550,000 via the issuance of 4,333,333 units comprising common shares and warrants (“Placement Units”) and 1,078,433 units comprising CDIs and options (“CDI Units”) at C$0.45 per Placement Unit, US$0.33 per Placement Unit and A0.51 per CDI Unit. Each participant was issued one Common Shares and one warrant for every Placement Unit issued and one CDI and one free unlisted option for every CDI Unit issued, exercisable at C$0.60, US$0.45 and A$0.69, respectively, with an expiry date of 36 months from the date of closing. RM Corporate Finance Pty Ltd acted as lead manager to the issuance of the CDI Units and was paid a total fee of 6% of the gross proceeds raised from the CDI Units.

During November 2023, Almonty entered into an agreement with one of its creditors to restructure its outstanding debt instruments by consolidating four such debt instruments into one debt instrument. As a result, Almonty issued a new convertible bond in the principal amount of €7,900,000, which amount represented the previous outstanding principal together with accrued and unpaid interest and a restructuring fee. The maturity date for the new bond is September 15, 2025 and shall accrue interest on the principal outstanding from time to time at the rate of 9.0% per annum, payable quarterly in arears on December 15, March 15, June 15 and September 15 of each year until the maturity date. The Lender may elect to convert the principal amount of the new bond into Common Shares, subject to certain limitations, at a price of €0.35 per Common Share and any accrued and unpaid interest on the new bond on the date of conversion will be convertible into Shares at a price being the greater of (a) €0.35 per Common Share and (b) the volume weighted average price of the Common Shares on the TSX, or such other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of conversion, converted into Euros at the noon rate published by the Bank of Canada on the date of conversion.

Also during November 2023, Almonty granted in the aggregate 2,600,000 stock options to certain directors, officers, employees and/or consultants, which options are exercisable until November 16, 2028, at a price of $0.52 per Common Share. Almonty also issued in the aggregate 450,000 Restricted Share Units to certain directors and/or officers.

During December 2023, Almonty amended certain outstanding convertible debentures by extending the maturity date from October 31, 2024, to October 31, 2025. In consideration of the extension of the maturity date, the conversion price on one of the debentures was reduced.

Also during December 2023, Almonty entered into a Debt Settlement Agreement with Plansee Holding AG whereby US$1,042,750 of debt was extinguished through the issuance of 2,583,316 Common Shares.

Developments During Fiscal Year Ended December 31, 2024

In January 2024, 10,249,605 Common Shares were issued in connection with the conversion of an outstanding convertible debenture plus related accrued interest in the aggregate amount of $9,265,000.

On January 9, 2024, Almonty granted 1,000,000 stock options to a director of the Company, which options are exercisable until January 9, 2029, at a price of $0.56 per Common Share.

In February 2024, Almonty settled an outstanding debt in the amount of US$1,042,750 with Plansee through the issuance of 2,583,316 shares at a deemed price of $0.54 per share.

In March 2024, Almonty completed a non-brokered private placement through the sale of 4,035,863 units at a price of $0.55 per unit raising gross proceeds of $2,219,725. Each such unit is comprised of one common share and one share purchase warrant with each share purchase warrant being exercisable into one additional common share at a price of $0.74 per share for a period of 24 months from closing.

Also in March 2024, Almonty completed a private placement raising gross proceeds of A$945,500 through the issuance of 1,525,000 Placement Chess Depository Interests Units at a price of A$0.62 per unit. Each such unit will be comprised of one CDI, with an underlying common share, and one unlisted option exercisable at A$0.84, for a period of 24 months from the date of closing. RM Corporate Finance Pty Ltd acted as lead manager to the issuance of the CDI units and was paid a total fee of 6% of the gross proceeds raised from the CDI units. Current Almonty Director, Mr. Andrew Frazer, is also the managing director of RM Corporate Finance Pty Ltd, the Lead Manager for the Placement.

In March 2024, Almonty negotiated the refinancing of the Unicredit Bank US$15,650,000 term loan with the KfW IPEX-Bank (“KfW”), thus extending the maturity date of this loan from March 31, 2024 to March 31, 2027.

On April 30, 2024, Almonty granted 1,000,000 stock options to an officer of the Company, which options are exercisable until April 30, 2029, at a price of $0.63 per Common Share.

In May 2024, Almonty announced that it planned to extend, in the aggregate, the term of 700,000 outstanding share purchase warrants (the “Insider Warrants”) that were due to expire on February 19, 2024, by one year. On February 13, 2024, the Board of Directors of the Company approved to extend the Insider Warrants held by Lewis Black and Dr. Thomas Gutschlag to February 19, 2025, subject to TSX and shareholder approval. Lewis Black and Dr. Thomas Gutschlag are insiders of the Company. The extension of such warrants was approved by Shareholders at Almonty’s annual general and special meeting of shareholders held on June 28, 2024.

Additionally, the Company extended the term of 714,285 outstanding share purchase warrants held by one individual due to expire on May 11, 2024, to May 12, 2025. The extension of such warrants was subject to TSX approval, the approval of the Australian Securities Exchange and shareholder approval. Such shareholder approval was obtained at Almonty’s annual general and special meeting of Shareholders held on June 28, 2024.

On May 10, 2024, Almonty announced that it had received firm commitments to raise further gross proceeds of A$1,860,000 via the issuance of 3,000,000 Placement CDI units at A$0.62 per CDI unit. Each participant was to be issued one free unlisted option for every one CDI issued, exercisable at A$0.84 with an expiry date of 24 months from the date of closing. RM Corporate Finance Pty Ltd acted as Lead Manager to the placement and was paid a total fee of 6% of the gross proceeds. This tranche of private placement closed on May 21, 2024

On May 17, 2024, Almonty granted 275,000 stock options to consultants of the Company, which options are exercisable until May 14, 2029, with various exercise prices between $0.63 to $0.72 per Common Share.

On May 21, 2024, Almonty announced the closing of the aforementioned tranche of placement and a further scheduled closing of on an additional 1,090,909 units at Cdn$0.55 per unit on May 23, 2024 with each such unit comprising one common share and one share purchase warrant with each share purchase warrant exercisable into one additional common share at a price of $0.74 per share for a period of 24 months from closing..

In addition, Almonty announced firm commitments to raise further gross proceeds of A$1,194,500.06 pursuant to the issuance of 1,926,613 CDI units at A$0.62 per CDI unit, forming the final tranche of the placement initiated in March 2024. Each such placement participant was issued one free unlisted option for every one CDI issued, exercisable at A$0.84 with an expiry date of 24 months from the date of closing. RM Corporate Finance Pty Ltd acted as Lead Manager to the placement and was paid a total fee of 6% of the gross proceeds from the sale of CDI units.

On July 5, 2024, Almonty granted 3,030,000 stock options to various officers, directors, employees and consultants, which are exercisable until July 4, 2029, at a price of $0.66 per Common Share. Almonty also issued in the aggregate 2,100,000 Restricted Share Units to certain officers and/or directors.

On August 16, 2024, Almonty granted 200,000 stock options to an employee of the Company, which options are exercisable until August 15, 2029, at a price of $0.685 per Common Share.

On November 18, 2024, Almonty granted 200,000 stock options to an employee or consultant of the Company, which options are exercisable until November 17, 2029, at a price of $0.81 per Common Share.

On December 23, 2024, the Company issued 230,469 shares at a deemed price of $0.7683 to settle its remaining debt obligation to one of its creditors.

In December 2024, Almonty completed a private placement raising gross proceeds of the equivalent of A$5.95 million via the issuance of 2.0 million Canadian units and 4.56 million Placement CDI units at C$0.82 per Canadian unit and A$0.90 per CDI unit, respectively. Each Canadian unit and CDI unit participant will be issued with one warrant for every common share issued and one free unlisted option for every one CDI issued, exercisable at C$1.14 and A$1.25, respectively, with an expiry date of three years from the date of closing. RM Corporate Finance Pty Ltd acted as Lead Manager to the placement and was paid a 6% fee on a portion of the Placement..

Developments Subsequent to Fiscal Year Ended December 31, 2024

On January 9, 2025, Almonty announced that it received its final drawdown of US$906,000 of the US$75.1 million KfW IPEX-Bank (“KfW”) project loan facility related to the construction of the Company’s Sangdong Tungsten Mine in South Korea. This milestone marks the culmination of a strong and collaborative partnership with KfW, which has consistently demonstrated unwavering support for Almonty since the financing was granted.

On January 20, 2025, Almonty announced its plans to change its jurisdiction of incorporation from Canada to the State of Delaware while maintaining its listings for now on the Toronto Stock Exchange and the Australian Securities Exchange. The redomiciling reflects the growing importance of the United States in Almonty’s strategic positioning. With its robust regulatory framework for critical materials like tungsten and molybdenum and the evolving global economic landscape, the United States presents a compelling jurisdiction for Almonty. The State of Delaware, in particular, was chosen as Almonty’s new domicile because the Delaware General Corporation Law expressly accommodates continuances under Section 192 of the Canada Business Corporations Act and is recognized for its extensive body of corporate law. Supported by decades of case law in Delaware courts, Delaware corporate law provides well-defined guidance on the duties and obligations of directors and officers, offering legal clarity that is expected to benefit both the Company and its shareholders. The US domestication was approved by shareholders at a special meeting held on February 27, 2025 and remains pending as of the date of this AIF.

On January 29, 2025 Almonty announced that it entered into an exclusive offtake agreement with SeAH M&S (“SeAH”), the largest processor of molybdenum products in South Korea and the second largest Molybdenum oxide smelter in the world, pursuant to which SeAH has agreed to purchase 100% of the material produced from the Sangdong Molybdenum Project (the “Sangdong Molybdenum Project”) for life of mine. The Sangdong Molybdenum Project, which is being developed by Almonty’s wholly owned subsidiary, Almonty Korea Moly Corp., is already fully permitted (Mining and Environmental) and is expected to begin producing by the end of 2026 with an anticipated life of mine of 60 years based on historical Korean Government data. When operating at full capacity, the mine will produce approximately 5,600 tons of molybdenum annually. SeAH is building a US$110 million metals and fabrication facility in Temple, Texas, that is slated to provide fabricated metal products to Space Exploration Technologies Corp. and to the U.S. defense and civilian aerospace sectors.

During the months of January and February 2025, Almonty completed a private placement raising gross proceeds of the equivalent of CAD$10.847 million via the issuance of 2.527 million Canadian units and 10.833 million CDI units at C$0.82 per Canadian unit and A$0.90 per CDI Unit, respectively. Each Canadian unit and CDI unit participant will be issued with one warrant for every common share issued and one free unlisted option for every one CDI issued, exercisable at C$1.14 and A$1.25, respectively, with an expiry date of three years from the date of closing. RM Corporate Finance Pty Ltd acted as Lead Manager to the placement and was paid a 6% fee on the CDI portion of the placement.

On February 14, 2025, Almonty announced that, subject to shareholder and TSX approval, it plans to extend, in the aggregate, the term of 700,000 outstanding share purchase warrants (the “Insider Warrants”) that were due to expire on February 19, 2025, by one year.

On March 20, 2025, General Gustave F. Perna was appointed to the Board of Directors.

DESCRIPTION OF BUSINESS

GENERAL

The Company is a natural resource company engaged in the acquisition, exploration, development, mining, and milling of tungsten ores and related minerals. The Company’s business is presently focused in the Iberian Peninsula and South Korea.

The principal business of Almonty is the mining, processing and shipping of tungsten concentrate from the Los Santos tungsten mine located near Salamanca, Spain, the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal, as well as the development of the Sangdong Mine located in Gangwon Province, Republic of Korea and the Valtreixal tin and tungsten project located in Western Spain in the province of Zamora.

Production, Principal Markets and Distribution Methods

Almonty refines tungsten ore in its milling circuits using a combination of gravity separation (spiral banks, shaking tables etc.) after the ore is crushed in a primary crusher. The milling circuit refines the tungsten ore into a primary grade product of 65% or greater WO3 concentrate or higher and also a secondary product with a grade of WO3 concentrate between 45% and 65%.

The principal markets for the Company’s tungsten concentrates are the United States of America, Western Europe and Japan. Currently, most of the revenue earned by the Company’s operations is sold to the Customer in accordance with the Supply Agreements (as defined below). The Customer is located in the United States of America. Contract terms for Almonty’s sale of WO3 in concentrate (WO3 concentrate) allow for a price adjustment based on final assay results of the WO3 concentrate by the Customer to determine the final content. Recognition of sales revenue for WO3 concentrate is based on the most recently determined estimate of WO3 concentrate (based on initial assay results carried out by Almonty) and the contract price at the date of shipment, with a subsequent adjustment made upon final determination between Almonty and the Customer after receipt of the WO3 concentrate. If the Customer disputes the invoiced amount based on a difference of assayed values of WO3 concentrate, then the dispute is settled by an independent third-party assaying service whose findings are binding on both parties.

The terms of WO3 concentrate sales contracts with third parties contain provisional pricing arrangements for all material not subject to a fixed price contract, whereby the selling price for WO3 concentrate is calculated based on the adjusted prevailing monthly average price per MTU of APT as published by London Metal Bulletin on the date of shipment to the Customer.

All WO3 concentrate produced by the Panasqueira Mine is loaded into one-tonne bags and stored on site until a minimum of 20 bags has been accumulated. Once 20 bags have accumulated on site, Almonty then arranges for an independent logistics company to procure a 20 tonne shipping container to site where 20 one-tonne bags are then immediately loaded into the container and the container is sealed by logistics company personnel and transported by truck to the nearest port. The container is held in a bonded location in the port while awaiting shipping via ocean freighter to the destination port of the Customer. Almonty has a distribution agreement in place with certain customers in Japan, whereby Almonty ships material to customers in Japan and is paid within 5 days of shipping.

Revenues

Gross revenue for the year ended December 31, 2024 totalled $28,836,000 ($22,510,000 for the year ended December 31, 2023).

BTW is party to a Supply Agreement with a Customer who participates in the global tungsten business. Currently the majority of the revenue earned by the Company’s operations is sold to this Customer. Almonty is economically dependent on the revenue received from the Customer in order to be able to meet its current obligations and is subject to the pricing terms set out in the Supply Agreements. See Description of the Business - General – Contracts below.

Competitive Conditions

The Company sells tungsten concentrates and upgraded tungsten products at prices determined by world markets over which the Company has no influence or control. These markets are cyclical. The Company’s competitive position is determined by its costs compared to those of other producers throughout the world and by the Company’s ability to maintain financial strength through the tungsten concentrate price cycle despite currency fluctuations. Costs are governed principally by the location, grade and nature of the ore bodies and mineral deposits, and the Company’s cost of labour, power and supplies, and, as well, by operating and management skill. Over the long term, the Company’s competitive position is determined by its ability to develop economic ore bodies and replace current production. In this regard, the Company also competes with other mining companies for mineral properties.

At present, there are a limited number of competitors producing tungsten concentrates in the Western world. The world’s largest producer of tungsten concentrates is China, which is now an importer of tungsten concentrates. The Company competes specifically with other mining and industrial operations located in the Iberian Peninsula, and the European Union in general, in obtaining skilled labour and mining supplies.

Market demand for tungsten concentrate continued to be stable during the fourth quarter of fiscal 2023 and throughout fiscal 2024. Furthermore, APT pricing commenced a significant increase near the end of fiscal 2022 and into the first quarter of fiscal 2025 with prices at US$350/MTU of APT.

The average market price was US$324/MTU of APT for the year ended December 31, 2023 and US$329/MTU of APT for the year ended December 31, 2024, increasing to US$350/MTU of APT during Q1-2025. Management expects that the limited quantities of “spot” concentrate available in the market will help with expected price improvement in the near to mid-term (between now and the end of calendar 2024) with several forecasting services projecting prices to exceed US$310 per MTU of APT by December 31, 2024. This expected improving pricing environment is evidenced by the renewed fixed price contracts signed at the Company’s Panasqueira mine.

The average of the high and low weekly quoted price for European APT according to the Metal Bulletin (“MB”) European weekly quotation for APT (from which Almonty’s concentrate prices are derived by varying formulae under its Supply Agreements) averaged the following:

Three Months ended	Tungsten APT European Average High-Low US$/MTU	Year ended	Tungsten APT European Average High -Low US$/MTU
31-Dec-19	$242	31-Dec-19	$253
31-Mar-20	$236
30-Jun-20	$224
30-Sep-20	$213
31-Dec-20	$228	31-Dec-20	225
31-Mar-21	$274
30-Jun-21	$275
30-Sep-21	$306
31-Dec-21	$322	31-Dec-21	294
31-Mar-22	$340
30-Jun-22	$349
30-Sep-22	$340
31-Dec-22	$323	31-Dec-22	338
31-Mar-23	$335
30-Jun-23	$328
30-Sep-23	$315
31-Dec-23	$314		$323
31-Mar-24	$316
30-Jun-24	$348
30-Sep-24	$335
31-Dec-24	$333	31-Dec-22	$333
18-Mar-25	$350

Source: Metal Bulletin, ammonium para tungstate (APT), European (US$/MTU).

Almonty prices its tungsten concentrate product (on volumes of material that are not subject to a fixed price contract) in relation to the prior month’s average weekly quoted price for APT on the MB European quotation service and the Metal Pages pricing service.

Almonty prices all of the tungsten concentrate that it produces that is not subject to fixed price contracts in relation to the prior month’s average quoted weekly average of the High-Low price quotation for an MTU of APT on the MB European quotation service.

In the short-term, the Company anticipates that prices will continue to remain at current levels, with limited downside to the current price.

Growth Strategy

Almonty implemented a planned closure of Daytal’s operations by placing it into care and maintenance in February 2020. The Company is planning to re-open operations in early 2026 once it has finalized plans to modify the plant’s infrastructure and finalize any adjustments to the milling circuit that will be necessary once the Company begins to process its stockpile of long-term tailings inventory.

Seasonality

There is no seasonality to the Company’s mining operations. The Company sells tungsten concentrates and upgraded tungsten products at prices determined by world markets over which the Company has no influence or control. These markets are cyclical. See Competitive Conditions for additional information on the cyclicality of the APT commodity price.

Contracts

Almonty, along with Daytal and Beralt, are parties to long term supply agreements dated September 23, 2011 and September 22, 2014 (each as subsequently amended), respectively, with the Customer (together, the “Supply Agreements”). The Supply Agreements provide for the supply of a minimum amount of tungsten concentrate to the Customer in accordance with certain specifications of the Customer. Pricing is based on a formula derived from the prior month’s average of the high and low price for European APT per MTU as quoted on the MB. The Supply Agreements run for a term of five years with an automatic renewal for an additional two years (unless either party provides at least three months’ notice of its intention not to renew). Almonty implemented a planned closure of Daytal’s operations by placing it into care and maintenance in February 2020, therefore, Almonty is not supplying material to the supply partners.

Almonty, along with its wholly-owned indirect subsidiary, BTW, is party to a distribution agreement (the “Distribution Agreement”) for a portion of the tungsten concentrate produced at the Panasqueira Mine. This agreement covers sales to Japanese-based customers. Almonty negotiated a new long-term supply agreement, commencing January 1, 2019, for a certain amount of tungsten concentrate produced at the Panasqueira Mine (amended and extended effective February 7, 2020). Meanwhile, all production not sold under the Distribution Agreement is sold to customers in Europe and North America.

Almonty also is a party to the Amended Off-Take Agreement with the Customer for the tungsten concentrate to be mined and processed at the Company’s wholly-owned Sangdong Mine in South Korea as described above under “General Development of the Business – Three Year History – The Sangdong Mine”.

Redacted copies of the Supply Agreements, the Distribution Agreement and the Amended Off-Take Agreement are filed under Almonty’s SEDAR+ profile at www.sedarplus.ca.

Employees

As at December 31, 2024, the Company had 10 non-unionized full-time employees at the Los Santos Mine; 138 unionized full-time employees and 109 full time employees at the Panasqueira Mine; 1 full- time, non-unionized employee and 8 full-time consultants and 1 part-time consultant working at the corporate office (1 consultant in Canada, 1 consultant in France, 2 consultants in Portugal, 1 consultant in the United States of America, 3 consultants in Spain and 1 consultant in Korea); 48 full-time employees at the Sangdong Mine in Korea; and 1 part-time consultant at the Valtreixal Mine in Spain.

Foreign Operations

Almonty’s wholly-owned subsidiaries, Daytal and Beralt, operate in Spain and Portugal, respectively, both of which use Euros(€) as their functional currency. Their output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company and its subsidiaries and the Company and its subsidiaries may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Almonty’s functional currency is the Canadian dollar (CAD$) but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, Almonty’s consolidated balance sheet and profit or loss can be significantly affected by movements in various currencies (CAD$, US$, KRW and €).

As at December 31, 2024 the Company had the following financial instruments denominated in foreign currencies, in 000’s:

	Currency	Carrying Value ($)
Cash and cash equivalents	US$	48
Accounts payable and accrued liabilities	US$	8,149
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	7,770
Long-term debt	US$	123,637
Long-term debt	EURO €	33,898

A 5% change in the value of the CAD$ relative to the above currencies would have an impact on net loss for the year ended December 31, 2024 of approximately $8,674.

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies, in 000’s:

	Currency	Carrying Value ($)
Cash and cash equivalents	US$	330
Trade receivables	US$	522

A 5% change in the value of the Euro relative to the above currencies would have an impact on net loss for the year ended December 31, 2024 of approximately $43.

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies, in 000s:

	Currency	Carrying Value ($)
Accounts payable and accrued liabilities	US$	1,849
Long-term debt	US$	106,876

A 5% change in the value of the Korean Won relative to the above currencies would change net income for the year ended December 31, 2024 by approximately $5,436.

Social or Environmental Policies

The Company is committed to maintaining high standards of environmental protection and care in the conduct of all aspects of its business. The Company’s mining, exploration and development activities are subject to various levels of Spanish, Portugal and South Korean federal, provincial and territorial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties

The Company’s approach to environmental management includes maintaining compliance with all applicable legislation, regulations and authorizations, implementing proactive strategies for environmental protection, achieving continuous improvement in performance and encouraging open communications with governments, the general public and stakeholders. See disclosure regarding environmental matters under the respective descriptions of the Company’s mineral projects herein for further details.

Almonty is committed to the promotion of environmental awareness and stewardship amongst employees and contractors at its mining and exploration sites by providing accurate information and responsible environmental management that ensures safety, due diligence and compliance.

Responsible environmental management is key to Almonty’s success. The Company ensures that cost- effective, best management practices are utilized in assessing, planning, constructing and operating its facilities in compliance with all applicable legislation and regulations. The Company works together with various government agencies and the public to enhance communications and understanding of Almonty’s operations and its environmental stewardship.

Almonty’s guiding environmental principles are built into the management of its daily activities and its philosophy is included in all work procedures and protocols. These principles are being put into practise as Almonty develops the Sangdong Mine as discussed under “General Development of the Business”.

Every employee is committed to, and responsible for, the integrity of Almonty’s environmental management.

RISK FACTORS

The Company operates in the mining industry, which is subject to numerous significant risks that can influence profitability. In addition to all of the other information set out in this AIF, potential investors and readers should carefully consider the risk factors set out below which the Company believes to be the most significant and that could have a material impact on its current and future operations. Other risks may exist that are not indicated below and which may currently exist or arise at a future date regarding the Company and its operations.

The risks and uncertainties set out below or elsewhere in this AIF are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations and cause the price of the Common Shares to decline. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of its Common Shares could decline, and an investor may lose all or part of his, her or its investment.

Financial Risks

Price of Metals and Foreign Exchange Rates

The Company’s profitability is exposed to commercial risks, notably those linked to the price of tungsten and foreign exchange rates.

Almonty’s policy is to maintain exposure to commodity price movements at its mining operations. The Company sells WO3 concentrate that is denominated in US$ per MTU. Every +/- US$10.00 movement in the average price of one (1) MTU of European APT as quoted on the MB exchange impacts the Company’s revenue by +/- US$9.00 per MTU of WO3. The price of tungsten varies considerably and is based on factors outside the control of the Company. Should the market price of tungsten concentrate fall below the Company’s cash operating costs, Almonty would cease to generate positive cash flow from operations. From time to time, the Company enters into contracts to fix the price of the product its sells for periods of time it deems appropriate.

Fluctuation in Interest Rates

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks, bank indebtedness and long-term debt with floating interest rates.

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long- term debt with a floating interest rate. Of the long-term debt, $130,986 is subject to floating interest rates and $37,608 is subject to fixed interest rates. A portion of the floating rate debt totaling $24,110 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (“Euribor”) rates. A change of 100 basis points (1%) in the rates would result in a $241 change in annual interest costs. The remaining floating rate debt of $106,876 is based on a fixed spread over the 3-month SOFR rate. A change of 100 basis point (1.0%) in the 3-month SOFR rate would result in a $1,069 change in annual interest costs.

The Company may in the future become a borrower of an additional material amount of funds or repay its existing outstanding long-term debt at any time without penalty. The Company’s primary operations are located in Spain, Korea and Portugal. The ongoing uncertainty in the financial markets may have a negative impact on both the Company’s future borrowing costs and its ability to obtain debt financing.

Tax-Related Risks

The Company operates in multiple jurisdictions with varying tax regimes, and its global operations may expose it to changes in tax laws and interpretations that could adversely affect profitability. Changes to international, regional, or local tax regulations, including transfer pricing, withholding taxes, and corporate tax rates, may result in higher effective tax rates or unexpected tax liabilities. Furthermore, the classification of income from foreign jurisdictions, such as South Korea, Spain, and Portugal, could impact the Company’s cash flow and financial reporting.

Pledge of Assets as Security

As of the date of this AIF, the Company has pledged certain of its assets as security in order to obtain additional capital through loans. Should Almonty fail to pay or remedy an event of default (as defined under the loan agreements) the holder of the security would then be able to seize and dispose of the secured assets.

Access to Capital Markets

To fund its future growth plans, the Company may become dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects. To facilitate the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of the Company’s developments.

Future Financing, Credit and Liquidity Risk

The success of exploration programs, development programs and other transactions related to concessions could have a significant impact on the need for capital. If Almonty decides to develop one of its properties, it must ensure that it has access to the required capital. The Company could finance its need for capital by using working capital, by arranging partnerships or other arrangements with other companies, through equity financing, by taking on long-term debt or any combination thereof.

Almonty’s maximum exposure to credit risk, excluding the value of any collateral or other security, is the creditworthiness of its customer that is operating as counterparty to Almonty’s supplier financing program. All invoices submitted to the customer under the Supply Agreements are subject to a supplier finance program and a factoring fee that varies with a fixed spread to the 6-month LIBOR/SOFR rate. Almonty is exposed to fluctuations in the 6-month LIBOR/SOFR rate up to a maximum of movement of 250 basis points. For every 100 basis point movement in the 6-month LIBOR/SOFR rate would impact the Company’s cash flow by +/- US$1.00 for each US$100.00 in revenue. Almonty assigns all trade receivables that are subject to the supplier finance program to a third party bank and receives prepayment from the bank on the invoices assigned. The availability of this program rests solely on the ability of Almonty’s customer to continually pay down the supplier financing facility as it comes due in order to ensure Almonty has access to draw on the facility when it ships WO3 concentrate to the customer under the Supply Agreements. If the 6-month LIBOR/SOFR rate were to exceed the maximum amount or if Almonty were to no longer have access to the supplier financing program it would revert to normal trade terms with its customer.

Economic Dependency

Daytal and Beralt, together with Almonty, are parties to the Supply Agreements with one Customer. Currently the majority of the revenue earned by the Company’s operation in Portugal is sold to the Customer. Almonty is economically dependent on the revenue received from the Customer in order to be able to meet its current obligations and is subject to the pricing terms set out in the Supply Agreements. There is no guarantee that Almonty would be able to find an alternative customer or customers on terms similar to its existing Supply Agreements should the Customer cease operations or become unable to pay Almonty under the Supply Agreements.

Tungsten Market

There is no assurance that a profitable market will continue to exist for the sale of tungsten. Tungsten prices have experienced significant movement over short periods of time and are affected by numerous factors beyond the Company’s control, such as international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption and demand patters, speculative activities and increased production due to improved mining and production methods. Tungsten prices may be negatively affected by any slowing of the global economy, increases in exports from one market economy countries, notably China, and the release of tungsten concentrate onto the market from the U.S. National Defence Stockpile.

Rising Competition in Non-Chinese Tungsten Supply

As global efforts to reduce dependency on Chinese tungsten increase, competition among non-Chinese producers may intensify. This could impact pricing dynamics, market share, and long-term profitability. Failure to maintain cost competitiveness or secure strategic partnerships may adversely affect our market position.

Industry-Specific Commodity Risks

The Company’s profitability is highly dependent on the global tungsten market, which is influenced by various factors beyond the Company’s control, including demand from industrial sectors such as aerospace, energy, and defense, as well as competition from alternative materials. A significant decline in demand for tungsten, due to technological advancements or substitution by other materials, could negatively affect the Company’s revenue. Additionally, the Company’s revenue is subject to regional market dynamics, and any unfavorable shifts in tungsten demand in key markets such as Asia, Europe, and North America may adversely impact profitability.

Operational Risks

Production

Daytal’s contract with Movimentos de Tierras Y Excavaciones, S.L.U. (“MOVITEX”), under which MOVITEX carries out contract mining activities for Daytal at the Los Santos Mine, was entered into for the life of the Los Santos Mine with an effective date of January 15, 2014. Daytal did not have any mining capabilities of its own and relied on MOVITEX for all mining activity, including waste rock removal, pit development and delivery of ore to Daytal’s crushing and processing plant. During fiscal 2020, Daytal has not required the services of MOVITEX as a result of a change of mine plan initiated during Q3-2019. Although Daytal has moved from ore extraction to tailings processing, Daytal is investigating additional sources of ore and, if determined to be economical, may re-engage the services of MOVITEX.

Competition

The mining industry is very competitive and the Company has to compete with other companies related to the acquisition of attractive mineral properties and the retention of skilled labour. Many competitors possess greater financial, technical and other resources than the Company. As a result, the Company may be faced with a shortage or no supply of ore or employees, as well as not being able to maintain or acquire mineral properties on reasonable terms or at all.

Risks Related to Property Title

Although the Company leases all of the land of the Los Santos Mine from third party property owners as well as the two closest municipalities to the Los Santos Mine and the Company has obtained legal opinions on the titles to all of its properties, and although it has taken reasonable measures to ensure that all property titles are valid, there is no certainty that the property titles will not be challenged or questioned. Third parties could have valid claims to the lands occupied by the Company or immediately adjacent to the Company’s leased lands.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key employees, of which the loss of any could have an adverse effect on its operations.

Laws and Regulations

The Company’s exploration and development projects are subject to laws and regulations, including those concerning mining as well as environmental and health and safety matters. The laws and regulations in place are susceptible to change and the impact of any modification is difficult to measure. The Company’s policy is to maintain safe working conditions in compliance with applicable health and safety rules.

Licenses and Permits

There can be no guarantees that the Company will be able to obtain or maintain all the necessary licenses and permits to extract and process minerals, explore, develop, or maintain its continued operations, or that the Company will be able to comply with all the conditions imposed. The current operating permits and plant capacity limitations at the Los Santos Mine allows Almonty to process up to 740,000 tonnes of ore per annum. Any increase in available ore or significant increase in the concentration of tungsten contained in the ore may require the Company to expand its production and processing capabilities. The current operating permits and plant capacity limitations at the Panasqueira Mine allow Almonty to process up to 865,000 tonnes of ore per annum.

The mining license for the Los Santos Mine was granted in September 2002, for a period of 30 years and is extendable for 90 years. Daytal has to pay annual land taxes (approximately €2,000 per year) to the Spanish government. This amount is related to the surface covered and not to the production of minerals. There are no other royalty payments.

The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal. There is no guarantee that Almonty will be able to renew the necessary permits in order to continue operating.

As at December 31, 2024, Almonty has recognized a restoration provision of $1,008 (December 31, 2023 - $988) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased to mine tungsten ore from the Los Santos Mine. The restoration provision represents the present value of rehabilitation costs relating to the mine site which are expected to be incurred in 2027 after the Los Santos Mine after Daytal ceases processing operations. This provision has been created based on Almonty’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect current market conditions at that time. The timing of the rehabilitation is likely to depend on when the Los Santos Mine ceases to produce at economically viable rates. This in turn will depend on Almonty’s ability to extend the mine life years through additional exploration and also on the future price of WO3 concentrate. The Company has had its mine plan approved by the local mining and environmental authorities in the Province Salamanca and is currently awaiting approval of the regional mining authority in Castilla y Leon. Almonty’s current mine plan entails ongoing reclamation work of the site as part of the pit optimization work (several small pits that have been fully mined are filled in and reclaimed as part of the regular waste rock movement and stripping work carried on other pits that are in production, as opposed to hauling the waste rock to the waste dump). The current mine plan under review by the relevant authorities entails the reclamation of the majority of the site as part of on-going operations and waste rock movement. The restoration provision currently recognized by the Company is estimated to be sufficient to cover any remedial restoration and reclamation work needed upon completion of the tailings reprocessing operation. Upon completion of open pit mining operations, during the period when the Company will process the bulk of its inventory stockpile of mineralized tailings, Almonty estimates that the current restoration provision will be sufficient to complete all reclamation work required under its mine plan. The relevant Spanish authorities may determine, upon final review, that the amount required to be posted for future reclamation work be increased. Upon approval of the mine plan the Company intends to arrange an insurance policy to cover any increase in the assessed reclamation requirements. The Company continues to work with the relevant authorities in Spain with respect to obtaining approval of its mine plan and is also engaged in active discussions with several insurance brokers to renew the insurance policy to cover the life of mine. The Company had posted an insurance policy to cover the anticipated reclamation costs when it originally filed its updated mine plan in February 2015. This policy expired in July 2016 and will be renewed upon final approval of the mine plan as filed. The relevant Spanish authorities are aware of the lapse in insurance coverage and are continuing their review of the mine plan as filed.

Banco Popular has posted a bank warranty of €180 ($269) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the Los Santos Mine as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine provision. The bank warranty cannot be cancelled unless such cancellation is approved by the government of Castilla y Leon upon approval of the completion of the restoration work. The bank warranty is undrawn and carries a quarterly stand- by fee of approximately €1 per quarter.

There is a restoration provision of $3,161 (December 31, 2023 - $1,205) with respect to the Sangdong Mine based on the amount assessed by the relevant local government authorities.

As at December 31, 2024, there is a restoration provision of $20,122 (December 31, 2023 - $20,627) with respect to the Panasqueira Mine’s future obligation to restore and reclaim the mine once it has ceased to mine ore, currently estimated to be in the year 2045. The restoration provision represents the present value of rehabilitation costs relating to the mine site which are expected to be incurred subsequent to 2045. Total rehabilitation costs relating to the mine site are estimated to be $38,694 and are expected to be incurred after the mine ceases production. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect current market conditions at that time. The timing of the rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This in turn will depend on Almonty’s ability to extend the mine life years through additional exploration and also on the future price of WO3 concentrate.

A summary of the Company’s restoration provision is presented below in CAD$000’s:

Balance at December 31, 2022	38,289
Revisions in estimated cash flows and changes in assumptions	(16,230)
Accretion expense	496
Translation adjustment	266
Balance at December 31, 2023	22,821
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance at December 31, 2024	24,291

The Company may not consummate or integrate acquisitions successfully, which could adversely affect its financial condition and future performance

The Company is always actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, it may also acquire securities of, or other interests in, companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

●	ability to achieve identified and anticipated operating and financial synergies;

●	unanticipated costs;

●	diversion of management attention from existing business;

●	potential loss of its key employees or the key employees of any business that the Company acquires;

●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

●	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies and could have a material adverse effect on its ability to grow and on its financial condition.

Acquisitions by the Company, such as the acquisitions of Woulfe and BVI, involve the integration of companies that previously operated independently. An important factor in the success of an acquisition is the ability of the acquirer’s management in managing the Company’s business and that of the acquired company and, if appropriate, integrating all or part of that company’s business with that of the acquirer. The integration of two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees and their knowledge.

There can be no assurance that a business integration will be successful or that it will not adversely affect the business, results of operations, financial condition or operating results of the acquirer and, as a result, the price of the Company’s publicly traded securities. In addition, the Company may incur charges related to the acquisition of the acquired company and related to integrating the two companies. There can be no assurance that the Company, in the case of its recent acquisitions, will not incur additional material charges in the future to reflect additional costs associated with the acquisition or that all of the benefits expected from the acquisitions will be realized.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, it cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and to operating acquired properties and companies could have a material adverse effect on results of operations and financial condition. In addition, to acquire properties and companies, the Company may need to use available cash, incur debt, and issue Common Shares or other securities, or a combination of any one or more of these. This could limit its flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

While at the present time the Company has no binding agreements, it is always actively pursuing potential acquisitions. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into its operations. The Company also cannot provide any assurance that if it issues equity securities in connection with an acquisition, such issuance will not be dilutive. If the Company fails to manage its acquisition and growth strategy successfully, it could have a material adverse effect on its business, results of operations and financial condition.

Political Risk

The Spanish, Portuguese and South Korean governments currently support the development of their natural resources by foreign and domestic companies. However, there is no assurance the government will not adopt different policies regarding foreign ownership of mineral resources, taxation, exchange rates, environmental protection, labour relations, repatriation of income or expropriation in the future.

Geopolitical Risks in Key Operating Regions

Geopolitical instability in regions where we operate, including potential shifts in government policies, civil unrest, trade restrictions, or expropriation, may adversely affect our operations. This could include disruptions to supply chains, regulatory challenges, or increased costs. While we operate in politically stable regions, the mining industry is inherently exposed to these risks, which could impact profitability or delay projects.

Health and Pandemic Risks

Global health crises, such as pandemics or epidemics, can disrupt the Company’s operations by impacting employee availability, supply chains, and demand for end products. Restrictions on movement, mandatory quarantines, or other government-imposed measures may delay project timelines, increase costs, or limit access to critical infrastructure. Additionally, health crises could expose the Company to unforeseen liabilities or require additional expenditures to ensure workplace safety.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company has in the past and may in the future be involved in various legal proceedings. While the Company is not aware of any possible legal proceeding that could have a material adverse effect on its financial position, future cash flow or results of operations of the Company, due to the inherent uncertainty of the litigation process and the defence costs which may have to be incurred, even with respect to claims that have not merit, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company.

Risks Linked to Common Shares

The price of the Common Shares may fluctuate for several reasons such as production and/or exploration results or operating results and cash flow, exchange rates, available financing, lack of liquidity and several other factors. It is possible that the price of a Common Share may experience significant fluctuations and that such price might be less than the actual price paid by an investor.

Geopolitical and Trade Risks

Geopolitical tensions and trade disputes, particularly those affecting China, Europe, and the United States, may impact the availability and pricing of tungsten. With China accounting for a significant share of global tungsten supply, any export restrictions, tariffs, or sanctions could create volatility in the market and limit the Company’s ability to source materials or compete effectively.

Regulatory

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Changes in these regulations or in their application are beyond the control of Almonty and could adversely affect its operations, business and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse effect on Almonty and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of properties.

Almonty may also acquire properties located in other countries where mineral exploration activities may be affected by varying degrees of political and haphazard changes in government regulations. There can be no assurance that Almonty will be able to obtain all of the licenses and permits that may be required to conduct the operations that it may wish to undertake. Any changes in regulations or shifts in political conditions would be beyond the control of Almonty and may adversely affect its business.

The implementation of new regulations or the modification of existing regulations affecting the tungsten and the mining industry more generally could reduce demand for tungsten and other minerals and increase Almonty’s costs, any of which may have a material adverse effect on Almonty’s business, financial condition and results of operations.

Cross-Border Regulatory Risks

Given Almonty’s operations across multiple countries, changes in cross-border regulations, including trade tariffs, export restrictions, and jurisdiction-specific mining laws, could disrupt its operations and supply chain. Unforeseen regulatory requirements or delays in obtaining permits in foreign jurisdictions may negatively impact the Company’s ability to meet its strategic objectives.

Permits and Permitting Process

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate environmental, health, safety, access and other matters in connection with mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances.

Also, private individuals and the public at large often possess rights to comment on and otherwise engage in the permitting, licensing and approval processes, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Almonty to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Almonty’s ability to conduct its mining operations or to do so in a profitable manner.

In addition to authorizations required in connection with its mineral properties, other mines that may be acquired by Almonty will require governmental authorizations and permits before these properties can be developed and brought into production. Access to such lands for mining purposes may be restricted by present or future legislation. Accordingly, there can be no assurance that Almonty will be able to obtain the necessary authorizations to further develop its mineral properties or other resource properties that it may acquire in the future. To the extent such authorizations are required and not obtained, Almonty may be restricted or prohibited from proceeding with planned exploration, development and production activities.

Almonty believes it (or its subsidiaries) presently holds all necessary licenses and permits to carry on the activities at its mineral properties, and that it is presently complying in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Almonty or its subsidiaries will be able to obtain and maintain, at all times, all necessary licences and permits required in connection with its mineral properties or any exploration or development activity or to place its properties into commercial production and to operate mining facilities thereon.

Disruptions in Production

Factors affecting the production and sale of minerals that could result in decreases in profitability include:

●	expiration or termination of, or sales price re-determinations or suspension of deliveries under, mineral supply agreements;

●	future litigation;

●	the timing and amount of insurance recoveries; work stoppages or other labour difficulties;

●	mine worker vacation schedules;

●	mining and processing equipment failures and unexpected maintenance problems;

●	a disruption in the supply of commodities used in mining, such as steel, copper, rubber products, ammonium nitrate/fuel oil, and liquid fuels; and

●	changes in the market for certain mineral and general economic conditions.

Adverse weather conditions such as heavy rain and flooding, equipment replacement or repair, fires, amounts of rock and other natural materials and other geological conditions can also have a significant impact on operating results of Almonty.

Infrastructure and Operational Risks

The Company’s operations depend on the effective maintenance and operation of its mining infrastructure, much of which has been in service for many years. Aging infrastructure may result in increased maintenance costs, unexpected equipment failures, or operational disruptions. Additionally, delays or interruptions in the transportation of tungsten concentrate to global markets, whether caused by logistical bottlenecks, weather-related events, or third-party disruptions, could adversely affect operations.

Raw Materials Cost

Unexpected increases in raw material costs could significantly impair Almonty’s profitability. Almonty’s mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. If the price of steel, petroleum products or other input materials increase, Almonty’s operational expenses will increase, which could have a significant negative impact on its profitability.

Supply Chain Disruptions

Global supply chain challenges, including limited availability of key materials, shipping delays, or cost inflation, could affect the Company’s ability to procure essential equipment or maintain production schedules. Additionally, dependency on specialized suppliers for mining equipment increases exposure to disruptions, potentially impacting operational timelines and costs.

Energy Supply and Power Grid Reliability

Mining operations are highly dependent on reliable and cost-effective energy supplies. Disruptions to the power grid, including outages, price volatility, or infrastructure failures, could significantly impact production timelines and increase operating costs. Additionally, reliance on regional energy sources may expose the Company to regulatory changes or shortages in energy supply. Any significant disruption to energy availability or cost increases could adversely affect operational efficiency and profitability.

Mining Risks and Insurance

Almonty’s exploration, development and mining operations are subject to significant risks beyond the control of management that can delay tungsten mining or delivery, or increase the cost of mining. Such risks include natural disasters, unexpected equipment repairs or replacements, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, insurance is maintained to protect against risks that are typical in the mining industry. However, there is no guarantee that such insurance coverage will be adequate in all cases.

In the course of exploration, development and production of mineral properties, several risks may be encountered; in particular, risks involving unexpected or unusual geological or operating conditions. It is not always possible to fully insure against such risks, and Almonty may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Almonty.

Insurance against certain risks may not be available to Almonty at reasonable economic rates or at all. To the extent that Almonty is subject to liabilities that are not economically or otherwise insurable, the payment of such liabilities would reduce the funds available to Almonty.

Reserve and Resource Depletion

The long-term viability of the Company depends on its ability to replace and expand reserves through exploration, acquisitions, or technological advancements. There can be no assurance that future exploration or resource delineation activities will yield economically viable results. If reserves are depleted faster than anticipated or not replaced in a timely manner, the Company’s production levels, revenues, and profitability may be adversely affected.

Risks Related to Underground Stope Stability

The stability of underground stopes is a critical factor in ensuring the safety and efficiency of mining operations. Stope collapses or ground failures could lead to operational delays, equipment damage, safety hazards, or loss of access to ore bodies. Factors such as unexpected geological conditions, inadequate ground support systems, or seismic activity may increase the risk of collapse. The occurrence of such events could result in significant operational disruptions and financial losses.

Technological Obsolescence

Our ability to remain competitive depends on the adoption of advanced mining and processing technologies. Failure to innovate or integrate new technologies could lead to inefficiencies, higher costs, and diminished competitiveness. The capital-intensive nature of technological upgrades poses additional financial risks, especially if investments do not yield the expected returns.

Expiration of Licences and Leases

Almonty’s properties may be held in the form of permits, licences and leases and working interests in permits, licences and leases. If Almonty or the holder of any such permit, licence or lease fails to meet the specific requirement of such permit, licence or lease, the permit, licence or lease, as applicable, may terminate or expire. There can be no assurance that any of the obligations required to maintain each permit, licence or lease will be met. The termination or expiration of such permits, licences or leases or the working interests relating to a permit, licence or lease may have a material adverse effect on Almonty’s results of operations and business.

Management of Growth

Almonty may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Almonty to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Almonty to deal with this growth could have a material adverse effect on its business, operations and prospects.

Insurance Limitations

While the Company maintains insurance coverage against various risks, including operational and environmental hazards, such coverage may not adequately protect against all potential liabilities. Certain risks, such as catastrophic environmental damage or geopolitical events, may not be fully insurable or may result in coverage limits being exceeded. In such cases, the Company may be required to cover these costs, which could adversely affect its financial condition.

Cybersecurity and Data Protection

As reliance on digital systems increases, the risk of cybersecurity breaches becomes more significant. Unauthorized access to operational, financial, or sensitive stakeholder data could disrupt operations, lead to financial losses, regulatory penalties, and reputational damage. The mining industry is increasingly targeted by cyber threats due to its critical infrastructure role. While we have implemented safeguards, no system is entirely secure, and future incidents could materially impact our business.

Enhanced Environmental and Climate Risks

Environmental legislation is evolving globally, particularly in jurisdictions where the Company operates. Stricter environmental standards, emissions controls, or water usage regulations could increase compliance costs or restrict the Company’s operations. Additionally, heightened awareness and policy changes related to climate change could reduce demand for tungsten in specific industries, further impacting the Company’s revenue and growth prospects.

Environmental Matters

All of Almonty’s operations are subject to environmental regulations, which can make operations expensive or prohibit them altogether. If Almonty violates any of the laws and regulations relating to the protection of the environment, Almonty may be subject to substantial fines, criminal sanctions and/or third-party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Almonty will generally be required to obtain permits under applicable environmental laws and regulations. Compliance with environmental laws and regulations, as well as with any requisite environmental permits, may increase costs. Almonty may also face exposure to actual or potential claims and lawsuits involving environmental matters.

Changes in environmental laws and regulations occur frequently, and any changes may have a material adverse effect on Almonty’s results of operations, financial condition and/or competitive position. New legislation or regulatory programs could have an adverse effect on Almonty’s operations.

Climate Change Regulations

Increasing global focus on climate change and carbon emissions could lead to stricter environmental regulations and compliance costs for mining operations. These changes may include carbon taxes, mandatory emissions reductions, or stricter operational standards. Failure to adapt to these regulations may result in fines, operational restrictions, or loss of competitive positioning. Furthermore, evolving stakeholder expectations for sustainability practices could impact access to financing and marketability of our products.

Water Supply and Management

Mining operations require significant quantities of water for ore processing, dust suppression, and other operational needs. Water availability can be affected by regulatory restrictions, climate change, or competition with other water users. A lack of sufficient water supply or the imposition of restrictions on water use could disrupt operations and increase costs. Additionally, failure to manage water discharge or contamination risks could lead to environmental liabilities and reputational damage.

Opposition to Mining

Almonty’s business may be affected by environmental activists who engage in activities intended to disrupt Almonty’s business operations. As a result, there could be delays or losses in transportation and deliveries of minerals to Almonty’s customers, decreased sales of Almonty’s minerals and extension of time for payment of accounts receivable from Almonty’s customers, which could have a material adverse effect on Almonty’s business, financial condition and results of operations.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Almonty anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted or amended corporate governance requirements.

Legal Systems

As civil law jurisdictions, Spain, Portugal and South Korea have legal systems which are different from the common law jurisdictions of Canada and Australia. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Enforcement of Civil Liabilities

Certain of the directors of Almonty reside outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors not residing in Canada. It may also not be possible to enforce against Almonty and certain of its directors named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Ukraine Conflict

It is unclear whether the Company’s future operations may be affected by the outbreak of war between Russia and Ukraine or other miliary conflicts, the variety of sanctions implemented by the international community on Russia or the resulting withdrawal of products and services from Russia.

While management believes that it is taking appropriate measures to support the sustainability of the Company’s business in the current circumstances, a continuation of the current business environment could negatively affect the Company’s results and financial position in a manner not currently determinable. These consolidated financial statements reflect management’s current assessment of the Ukraine conflict. However, the future business environment may differ from management’s assessment.

Risks Related to Almonty’s Redomiciling to the United States

As disclosed previously, Almonty announced its plans to change its jurisdiction of incorporation from Canada to the State of Delaware. There are certain risks related to such redomiciling and the arrangement pursuant to which the redomiciling will be accomplished. For a description of these risk factors, please refer to the Management Information Circular sent to shareholders in connection with the Special Meeting of Almonty shareholders held on February 27, 2025 under the heading “Certain Risk Factors Related to the Arrangement”.

MINING PROJECTS

The following summary information regarding the Los Santos Mine, the Panasqueira Mine, the Valtreixal Mine and the Sangdong Mine are taken from and based entirely on the Technical Reports as filed under the Company’s SEDAR+ profile at www.sedarplus.ca. The Technical Reports are incorporated by reference into this AIF.

The Technical Reports were each prepared by Adam Wheeler, a Qualified Person in accordance with NI 43-101.

Almonty has four projects across Spain, Portugal and Korea. An overview of the location and stage of Almonty’s various projects are detailed below.

Almonty’s projects range from being in the development, exploration, exploitation and mining stage with interests in tungsten, tin and other metals. Further details on Almonty’s projects are set out below.

LOS SANTOS MINE SUMMARY

Introduction and Overview

(i)	History of operations

The Los Santos Mine has been in production since 2008 and produces tungsten concentrate products. The mine was opened in June 2008 and commissioned in July 2010 by its former owner. Almonty acquired the Los Santos Mine in September 2011 through its wholly owned subsidiary Daytal.

Since the start-up of the mine in 2006, Daytal completed additional diamond drilling and reverse- circulation drilling. Up until the end of mining in 2019, the current combined sample database used for resource modelling contains data for 495 drillholes and 255 trenches, for a total of 6,779 samples. The total drilled length is 41,924m.

The 2015 exploration campaign at the Los Santos Mine was completed in June 2015. Pit production stopped in April 2019. Tailings were then re-processed from April 2019 to January 2020, when the processing operations were temporarily suspended.

In February 2020, as a result of additional testing work, Almonty decided to place the Los Santos Mine into care and maintenance. The Company plans to re-open operations for tailings reprocessing in 2026.

(ii)	Regional geology

The Los Santos Mine is located approximately 50 km from Salamanca in western Spain and produces tungsten concentrate. The Los Santos Mine covers an area of 38 mining grids. The Los Santos Mine has been identified with significant underground mine potential and its underground mine potential was exploited in the deepening of the Los Santos Sur pit and Los Santos Sur South-West pit.

(iii)	Present operations

Almonty has an exploitation concession over the Los Santos Mine which grants it the right to use the resource or resources marked within the perimeter of the Los Santos mine. Almonty’s concession term is for 30 years with an option to extend for another two periods of the same duration, with a maximum total length of 90 years.

The principal product of the Los Santos Mine is tungsten concentrate. Almonty has been focused on utilising its expertise in order to optimise operations, reduce costs and improve the tungsten recovery rate of the Los Santos Mine. To date, Almonty has achieved an approximate 50% recovery rate of WO3 from its tailings retreatment as a result of continuing tests and trials. Some of the tailings have already been re-processed, in the period from April 2019 to January 2020.

The Company continues to improve and increase its knowledge in the area of tailings reprocessing which further demonstrates Almonty’s commitment to invest in tungsten technologies.

(iv)	Exploration

To verify and test the extension of certain skarn beds, Daytal completed exploration drilling campaigns in each year from 2009 to 2015. This has comprised a total of 156 diamond drillholes and 111 reverse circulation holes.

The Los Santos Technical Report was prepared to provide a technical report compliant with the provisions of NI 43-101 by way of a review and summary of resource and reserve estimations for the Los Santos Mine, up to the end of June 2015. This current estimate was completed during August- October, 2015. The Los Santos Mine is currently an open pit operation, and is located in the Province of Salamanca in Spain. The principal product of the Los Santos Mine is a tungsten concentrate. The Los Santos Mine started open pit ore production during 2008, and the mill was commissioned during the same year. The Company decided in February 2020 to implement a planned closure of Daytal’s operations by placing the Los Santos Mine into care and maintenance.

The Los Santos Technical Report was prepared by Adam Wheeler, Mining Consultant (an independent Qualified Person (“QP”) for the purposes of NI 43-101), at the request of Mr. N. Alves, Director of Mine Development, for Almonty. Assistance and technical detail were supplied by the technical personnel at Los Santos. Mr. Wheeler has been involved with resource and reserve estimation at the Los Santos Mine since 2006, and has visited the Los Santos Mine many times. In connection with the latest resource and reserve estimate, and with the preparation of the Los Santos Technical Report, Mr. Wheeler visited the site from September 21-24, 2015.

The following is a direct reproduction of the summary section of the Los Santos Technical Report. Notwithstanding how certain terms have otherwise been defined in this AIF, terms defined in this Section have the meanings ascribed thereto in the Los Santos Technical Report. This Section is qualified in its entirety by the full text of the Los Santos Technical Report.

Ownership

Daytal is a wholly owned Spanish subsidiary of Almonty, a corporation governed by the CBCA. Almonty trades on the TSX under the symbol “AII”. The Los Santos mine is 100% owned by Daytal.

Geology and Mineralization

Los Santos lies within Lower Palaeozoic sediments in the Central Iberian Tectonic Zone, which forms part of a Europe-wide, Variscan age orogenic belt. The stratigraphy comprises a thick sequence of clastic metasediments, ortho- and para-gneisses, with volcanic and carbonate formations.

This stratigraphy was intruded by Hercynian (274 Ma old) granitoids in a series of plutons, with numerous, crosscutting granite and aplite dykes, sills and irregular pods intruding the metasediments up to 0.5km from the regional granite contact.

The Los Santos deposit is a typical skarn-hosted scheelite deposit, where intrusion of granitoids into carbonate-rich sedimentary rocks has resulted in their replacement by calc-silicate or siliceous minerals, together with mineralisation. It forms from impure Fe-rich carbonates and contains pyroxene, scheelite, plagioclase and locally magnetite. The scheelite is generally fine grained, minus 1mm in size, but individual crystals may exceed 1cm.

In particular areas sulphide-rich skarns also occur. They are up to 5m thick and several metres in strike length, and comprise massive or semi-massive sulphide horizons with scheelite mineralisation. Sulphides comprise pyrite, arsenopyrite (lollingite), pyrrhotite and chalcopyrite as principal minerals.

The four main rock types present at Los Santos are skarn, granite, calc-silicates and corneanas, a word applied to mean all other metamorphic rocks (mostly hornfels) at the site.

The tungsten occurs mainly as scheelite within massive pyroxene skarn. The skarn bodies are generally narrow steeply dipping structures. The deposit is made up of a number of discrete zones, six of which have been modelled for the current resource estimate. The strike length varies for each zone, but zone dips are fairly uniform across the deposit, varying between 60o to 90o. Within each zone, the skarn mineralisation is located within a number of individual beds, separated by barren lithologies. The major skarn beds vary between 2m and 20m in width; there are, however, numerous thinner bands measuring tens of centimetres.

Database and Resource Estimation

Subsequent to the original discovery in 1980, Billiton completed an exploration campaign which included 249 trenches and 231 diamond drillholes. In addition, in one of the zones, Los Santos Sur, an underground ramp and level access at the 945m elevation was developed, which totalled 825m of development. The level development provided bulk samples as well as underground drilling access.

Since start-up of the mine in 2006, Daytal have also done some additional diamond drilling and reverse- circulation drilling. The current combined sample database used for resource modelling contains data for 495 drillholes and 255 trenches, for a total of 6,779 samples. The total drilled length is 41,924m.

The resource estimation has been completed using a computerised three-dimensional block modelling approach, using the Datamine mining software system. For each of the zones being evaluated, skarn bed interpretations have been built up into wireframe models. Other wireframe models have been defined for the boundaries of the principal lithologies. Volumetric block models were then built up to reflect the lithologies and skarn beds. The principal parent block size used was 10m x 10m x 10m, but with sub-blocks within the skarn beds measuring 5m along-strike and down-dip, and 2.5m across-strike. The model structure was also rotated at an angle of approximately 22o, so that blocks were more logically oriented with the majority of skarn structures.

The skarn bed wireframe models were used to select separate sample sets within each bed. These selected samples were then converted into approximately 2.5m composites. The composite WO3 grade values were used to interpolate grades into the block model, according to the parent skarn beds to which they belonged. Geostatistical analysis was used to assist in the selection of interpolation parameters, as well with subsequent resource classification. An oxidised layer has also been defined down to 10m underneath the topography.

The final block models were used as the basis of resource estimation, pit optimisation, pit planning and subsequent reserve estimation. The block models contain fields which include the lithology, skarn bed identification, rock density and WO3 grade.

Mine Planning

The resource block models for each zone have been used for pit optimisation. The pit slope parameters were derived from the geotechnical studies. Overall slope angles, allowing for road intersections and bench configurations, of approximately of 55o (North) and 48o (South) have been applied. For the top 10m of superficial material, a lower overall slope of 45o was applied.

The resultant optimised pit models were used as the basis for final pit designs. Since mine start-up in 2006, open pit mining had started in five zones – Los Santos Sur, Las Cortinas, Sector Central, Capa Este, and Los Santos Sur SW. The pits have 10m benches, although within the skarn ore zones this is reduced to 5m sub-benches. All material is drilled and blasted, using Tamrock CHA1100 drills making 3.5in diameter blastholes. Pre-split lines are used for final pit walls. The haul roads are 10m wide with a 10% gradient, and Komatsu HD465 trucks are used, which carry approximately 55 tonnes.

In or near ore, all blasthole cuttings are sampled. This data is used to build up short-term planning block models, from which all ore and waste outlines are blocked out. As well as demarcating the ore boundaries in the pit with ribbons, a geological technician is present at all times during production in the pits, to assist with ore/waste definition during mucking. Komatsu and Cat crawler-excavators are used for both ore and waste excavation.

All mining work was carried out using Spanish mining contractors, Movitex and Perforaciones Noroeste. There are two main separate waste dumping areas, and waste used where possible to backfill mined-out pits. Ore is split into different grade categories, and deposited in separate areas on the run- of-mine pad or on a separate low grade stockpile.

In the reserve estimation, a small amount of underground ore has also been blocked out from small narrow bed extensions beneath the ‘Day 1’ pit to the west of Los Santos Sur. These parts can be reached by adit access from the pit or by access from the existing underground ramp. A 3m minimum mining width has been used blocking out these underground reserves, and assumes an overhand cut-and-fill stoping method.

The Company decided in February 2020 to implement a planned closure of Daytal’s operations by placing the Los Santos Mine into care and maintenance.

Mineral Processing

The process plant is primarily based on gravimetric separation, aimed at recovering a high grade scheelite concentrate.

The primary crushing circuit employs a jaw crusher, with a nominal 100tph capacity, followed by two cone crushers, generating a minus 12 mm size material in a conical open stockpile ahead of the main process plant. A conveyor feeds this material at 65 tph rate into a rod mill which produces a ground product. This ground ore is then wet-screened at 1000 µm, with the oversize being reground in a regrind ball mill and the minus 1,000 µm undersize product being the raw feed to the gravity circuits.

Two banks of hydrocyclones then split the gravity circuit feed material into 1,000/150 µm and 150/30 µm size fractions. Both size fractions go through low intensity magnetic separation to remove mill steel and pyrrhotite ahead of gravity separation.

The non-magnetics streams from the two size fractions then go to their respective banks of rougher spirals. Middlings are recycled via middlings-cleaners spirals, and the rough spiral tails exit as waste. In both circuits, rougher concentrates are cleaned in a bank of cleaner spirals before going forward to shaking tables. Concentrates from the coarse and fines spirals are fed to a hydrosizer which feeds four separate tabling circuits. Tailings from the cleaner step of all tabling circuits are recycled back to the hydrosizer,

The coarse tailings are dewatered by thickening cyclones and a high frequency screen. Fine tailings are dewatered in a thickener and filter press. In both cases, the final tailings product is dry enough to be trucked and disposed of on the mine waste dump. The thickener overflow is recycled as process water and the plant operates with a zero discharge.

The combined gravity concentrates are batch-processed through two 3m3 flotation cells to float off sulphides. The non-floating material, principally scheelite, is discharged into a dewatering cone, and then goes through a rotary kiln dryer, followed by three-stage high intensity magnetic separation, to remove any remaining mill steel and pyrrhotite and any para-magnetics (mainly pyroxene). A final high grade scheelite concentrate constitutes the final saleable product, and typically has a grade of approximately 65% WO3.

The currently predicted overall recovery of WO3 for the reprocessing of tailings is 46%. Raising this tailings recovery to 50-55% levels is one of the targets of on-going metallurgical test work.

Mineral Resource and Reserve Estimates

The current resource estimation is shown in Table 1 and Table 2. The evaluation work was carried out and prepared according to the guidelines of the JORC Code (2012).

Table 0. Los Santos – Mineral Resources Estimate At 31st December, 2020

	Tailings	Tonnes	WO3
	Material	Kt	%
Indicated Resources	Coarse	3,234	0.12
	Fine	533	0.22
	Total	3,767	0.13

Notes
. Cut-off = 0.07% WO3
based on price of $350/mtu WO3
. Resources shown are inclusive of Reserves

It is considered that all these tailings resources are available and economically viable to process, and so all of these resources included in the ore reserves, without any modifying factors. This is based on a cut-off of 0.07%WO3, which has been derived on assumed price of $350/mtu WO3, a processing cost of $6.50/t ore and a G&A cost of 2.51/t ore. These reserves are therefore summarised in Table 0.

Table 0. Los Santos – Probable Ore Reserves At 31st December, 2020

	Tailings	Tonnes	WO3
	Material	Kt	%
Probable Reserves	Coarse	3,234	0.12
	Fine	533	0.22
	Total	3,767	0.13

Notes
. Cut-off = 0.07% WO3
based on price of $350/mtu WO3

At an annual ore production rate of 500 ktpa, and this reserve base, a processing period of approximately 7 years is suggested.

PANASQUEIRA MINE SUMMARY

Introduction and Overview

A report was prepared to provide a Technical Report compliant with the provisions of NI 43-101, and comprises a Resource and Reserve Estimation for the Panasqueira Mine, as of the end of September 2016. The Panasqueira mine is located in central Portugal, in the Distrito de Castelo Branco, on the southern edge of the Serra da Estrela, a Portuguese mountain range approximately 300 km north-east of the Portuguese capital city of Lisbon and 200 km southeast of the port city of Porto.

The first prospecting licence at Panasqueira was granted in 1886 and the first reference to wolframite was two years later. A mining company was founded in 1896 to mine tungsten at Panasqueira, and the underground mine has been operating more or less continuously since that time, except for a brief period at the end of World War II and a second closure in the mid-1990s.

During the period 1937-2016, a total of approximately 40 million tonnes of rock has been mined which has produced approximately 128,000 tonnes of tungsten concentrate, 6,600 tonnes of tin concentrate and 32,000 tonnes of copper concentrate.

This report was prepared by Adam Wheeler, at the request of Almonty Industries Inc. (“Almonty”). Assistance and technical detail were supplied by the technical personnel of BTW, a company incorporated and existing under the laws of Portugal. In connection with the preparation of this report, Adam Wheeler visited the Panasqueira site from November 23rd - 25th, 2016.

The following is a direct reproduction of the summary section of the Panasqueira Mine Technical Report. Notwithstanding how certain terms have otherwise been defined in this AIF, terms defined in this Section have the meanings ascribed thereto in the Panasqueira Mine Technical Report. This Section is qualified in its entirety by the full text of the Panasqueira Mine Technical Report.

Ownership

Almonty currently owns 100% of BVI, a body corporate pursuant to the laws of British Columbia, Canada. BVI owns 100% of BTW, which in turn is the 100% owner of the various rights and interests comprising the Panasqueira Mine in Covilhã, Castelo Branco, Portugal.

Geology and Mineralisation

Panasqueira is a vein type deposit located in the Center Iberian Zone of Portugal, where several tungsten mines have been worked during the 20th century. These are generally accompanied by granite outcrops intruding schist and slates. There are different kind of tungsten-host structures, but the more frequent are sub-vertical quartz veins close the contacts with granites, or even inside them. At the current time, the Panasqueira mine is the only active tungsten mine in Portugal. There are however, several active Sn and WO3 exploration licenses (DGEG internet site: www.dgeg.pt).

The Panasqueira deposit consists of a series of stacked, sub-horizontal, hydrothermal quartz veins intruding into the Beira schists containing wolframite mineralisation, which occurs as very large nugget-like crystals of large crystal aggregates, usually concentrated towards the margins of the quartz veins or, occasionally, closer to the central portion of the veins. The overall mineralized zone has dimensions of approximately 2,500m in length; 400m to 2,200m in width and at least 500 m in depth.

Historically, mining has progressed from the upper levels to lower levels, which are spaced 60 – 90m apart. Typically seven or eight flat dipping veins occur from one level to the next, with an average thickness of 0.3 m (range 0.1-1.0m). These host the economic mineralization over continuous strike lengths of 40 - 100 m. These mineralized quartz veins located throughout all mine levels, typically pinch out and later re-occur. Resources occur over five levels – Level 0 to Level 4.

Even though the mine has been in operation for more than 100 years, very little primary exploration has been done outside the active or past mine workings. The hills surrounding the mine contain many old pits and shafts left from old small tungsten vein hand mining operations. A regional stream sediment geochemical survey carried out between 1982-1984, some exploration drillholes and a lithogeochemical survey over selected areas in and adjacent to the Panasqueira returned areas of tin and tungsten anomalies.

Exploration drilling for additional resources and reserves, in advance of production, continues as the normal course of mine activities. To date, more than 80 diamond drillholes have been completed from surface, but these holes commonly flatten considerably as they deepen and are therefore limited for assistance with vein location. Underground drilling has now covered over 4,000 drillholes, mostly of 46mm diameter. A combination of a historic fire and core dumping has left the operation with a relatively small collection of core available for review. The company, through its past experience, considers quartz veins exceeding 18cm in width to be significant and so future underground development is generally based on those intercepts.

Database and Resource Estimation

Two main types of samples are taken for resource and reserve estimation purposes: diamond drillhole samples and face mapping of wolframite crystals. Diamond drillhole core is left intact, but is logged by a geologist and all quartz vein intersections have a width measurement and a qualitative index recorded for up to 24 different minerals. An internally developed empirical (D9) formula is also used to convert the measured quartz vein thickness into a %WO3 grade figure. These data are used for the estimation of indicated resources, which stem from at least two drillhole intersections, and inferred resources if there are isolated individual drillhole intersections. This resource estimation involves blocking out plan areas around drillhole quartz intersections, greater than 18cm thickness, and utilises mining recovery factors and confidence factors that have been developed at the mine over many years. This 18cm thickness criteria, based on the mine’s empirical factors, is equivalent to a resource cut-off of 10.8kg/m2 or 0.13% WO3.

The current drillhole database contains data from 3,870 diamond drillholes, over a total drilled length of approximately 156,900 m. The majority of the data for resource estimation comes from underground drillhole data, which are generally either level to level vertical holes, 120m holes drilled down from the deepest available levels, or much shorter 13m holes drilled vertically up and down from current stope workings. These underground holes generally produce 47.6mm (NQ) core.

Face sampling involves measuring the area of wolframite crystals exposed on quartz veins. The areas of wolframite are accumulated for a specific length of exposed vein. Another internally developed empirical (Pintas) formula is then used to convert these crystal areas into wolframite grades in units of kg/m2. Another formula is then applied to convert these grades into %WO3 grades, which are effectively diluted according to the minimum stope height of 2.2m. These data are plotted on Autocad plans for each identified vein. Measured resources are then blocked out according to these measurements, using prescribed extension distances and aligned with the mine’s planning grid system (80m x 100m on Level 3 and 100m x 100m on Level 0 to Level 2) and the mine’s room and pillar block system (11m x 11m). The current cut-off applied in these resource calculations is 10kg/m2, which is equivalent to approximately 0.12 %WO3. These resources are calculated from these block definitions, along with an 84% mining recovery, representing the end of exploitation with remnant 3m x 3m stope pillars to support the roof. The resources assigned as either ‘Pillar’ resources if they have been developed, and therefore sampled, on at least three or four sides, or ‘Virgin’ resources, if they are extrapolated from one or two sets of face samples, and not yet developed into 11m x 11m pillars. All of the ‘measured resources’ blocked out at the mine are converted into reserves. There are no measured resources which are external to the reported reserves.

With 100 years of operating experience in a statistically difficult orebody, Beralt has derived a method of resource and reserves estimation that appears to be effective.

Mine Planning

Mining at the Panasqueira mine has evolved from labour intensive hand operations in the early 1900’s through mechanized longwall methods to the mechanized room and pillar operation currently used. This mining method is possible in part due to the very competent host rock, and underground rock support is rare.

Blocks of ore are laid out initially in 100m by 100m sections by driving 5 m wide galleries, 2.2 m in height. The planned height of the stopes is nominally 2.2m, but increased slightly in areas where ore bearing veins are more variable in their dip, strike or thickness. A major emphasis in the stoping operation is to strive towards the 2.2m mining height in all working areas.

Indicated and inferred resources are initially picked up from drillhole intersections. Potential ore/vein intersections are categories according to approximately 10m vertical slices between each main level. Stope development ramps are then driven from level to level, and approximately horizontal sub- development is used to access the highest ore intersection. When the ore intersections have been found by lateral development, and verified by face samples, 5m wide galleries are driven to create roughly 11m by 11m pillars. This development is laterally aligned to the mine grid system, but vertically the development is inclined up or down so as to follow changes in ore dip. Faults, divisions and other string variations in the ore intersections sometimes necessitate additional in-stope diamond drilling. Following yet more face samples, further ore extraction is achieved with more development, to ultimately leave 3m by 3m pillars, which corresponds to an overall extraction rate of 84%.

Between each main level, within large overall mining blocks, veins are stoped out from top to bottom. A minimum of 3m is also required for the sub-horizontal pillars which are left between stope excavations vertically. The room and pillar grid system is regular over the whole mine, so all ultimate 3m x 3m pillars precisely line up vertically. Additional barrier pillars are left to preserve the main drives and panels on each main level.

The final 3m x 3m pillars generally collapse approximately 4-5 months after stope completion. Control points in each stoping area are monitored once a month. This monitoring data, together with observations of pillar conditions, are used in demarcating locally bad ground areas, so as to stop further stoping in these regions.

The mine has two main haulage levels (Level 2 at 560 mRL and Level 3 at 470 mRL) currently in use, with rail haulage of ore from 1.8 m diameter bored raises in the stopes to either the vertical rock hoisting shaft, connecting Level 3 to Level 2 and designed to transport the 6-ton wagons (4 t net weight), or the orepass where all ore from the mine is stored prior to being crushed and transported along the 1,203m long, 17% inclination, Santa Barbara conveyor belt. This belt discharges into 4 large coarse ore bins, 3 located under the main office and another in front of the office. In 2014 the mine produced 775 kt of underground ore (ROM) plus waste.

Mineral Processing

The underground jaw crusher delivers minus 100mm Run-of-Mine (ROM), to the conveyor to the crushing, washing and screening (CWS) plant at a rate of about 160 tph. Plus 0.8mm material is fed to the Heavy Media Separation (HMS) section, which generally accounts for approximately 80% of the original ore feed. The fines material (approximately 20% of the original ore feed) from the CWS plant passes on to the sand and slimes shaking tables. The reject material is conveyed out to the waste dump area, where it is either dumped or sold as gravel.

The HMS concentrate, is crushed in twin roll crushers. One of the roll crushers is dedicated to +3 –5 mm material from the HMS concentrate and this material is re-circulated to the HMS plant. The minus 3mm material is hydrosized prior to concentration by gravity shaking tables. The table concentration eliminates all the gangue minerals, particularly quartz and silicates. The sand tables’ concentrate, referred to as Pre- Concentrate, contains all the dense minerals, which besides wolframite, includes sulphides, cassiterite and siderite.

The pre-concentrate produced by the sand tables is then screened and the two different fractions are passed over individual shaking tables, where sulphides are removed - assisted by flotation. These table tailings then become feed for a copper circuit. The table concentrates, without sulphides, are dried and screened to prepare three sized fractions for dry high-intensity cross-belt magnetic separators. This produces a high grade wolframite concentrate, and a non-magnetic cassiterite concentrate, which goes onto a tin circuit.

The overall WO3 plant recovery averages 81%, producing over 90% of the recovered MTUs in a high grade concentrate averaging over 75% WO3, and the remainder in another high grade concentrate of 74% WO3. In 2016, approximately 69,000 MTUs of WO3 were produced, along with 384 tonnes of copper concentrates and 69 tonnes of tin concentrates.

The mine is in the process of currently planning two metallurgical pilot studies for re-processing purposes:

●	Using an XRF ore sorter for the processing of HMS rejects. It is anticipated that the sortable material will represent approximately 40% of the ROM feeding the HMS (size 10-25mm), with an average grade of approximately 0.025% WO3.

●	Re-processing of tailings material. The resources associated with accumulated tailings material have been estimated in the current report.

Mineral Resource and Reserve Estimates

The evaluation work was carried out and prepared in compliance with NI 43-101, and the mineral resources in this estimate were calculated using CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council May 2014. The current in-situ resource estimation for measured and indicated resources is shown in Table 1-1, and inferred resources are shown in Table 1-2 and Table 1-3. These resources are inclusive of the reported reserves. There are no measured resources external to reserves, as all resources classified as measured have been converted into proven or probable reserves. There has also been an evaluation of inferred resources within two tailings areas, as there is a potential for re- processing this material.

Table 0-1. Panasqueira Mine –Measured and Indicated Mineral Resources

As of 30th September 2016 (INCLUSIVE OF RESERVES)

LEVEL	Measured			Indicated			Measured + Indicated
	Tonnes	WO3	WO3	Tonnes	WO3	WO3	Tonnes	WO3	WO3
	Kt	%	MTU x1000	Kt	%	MTU x1000	Kt	%	MTU x1000
L0	51	0.18	9	1,038	0.23	236	1,089	0.22	245
L1	706	0.20	139	1,314	0.21	272	2,020	0.20	411
L2	468	0.20	92	2,984	0.24	726	3,452	0.24	818
L3	727	0.21	153	2,396	0.25	610	3,123	0.24	763
L4	-	-	-	343	0.22	76	343	0.22	76
Total	1,951	0.20	393	8,076	0.24	1,920	10,027	0.23	2,313

Notes

. Resources shown are inclusive of reserves

. Minimum thickness = 2.2m

. Mining recovery = 84%

Measured Resources

. Cut-off = 0.12% WO3 (Equivalent to 10 kg/m2)

. Evaluation based on:

- Face mapping of wolframite exposed areas

- Areas converted to grade using Pinta’s formula

- Blocks laid out on mine planning grid system

Indicated Resources

. Cut-off = 0.13% WO3 (Equivalent to 10.8 kg/m2)

. Evaluation based on:

- Drillhole quartz intersections

- Conversion to grade using D9 formula

- Blocks based on atleast 2 drillhole intersections

. Additional factor applied:

- Confidence factor = 60%

Table 0-2. Panasqueira Mine – Inferred Mineral Resources

As of 30th September, 2016

Mine Region	Tonnes Mt	WO 3%
Panasqueira Deep	0.18	0.22
North	2.73	0.23
South	2.25	0.20
Total	5.16	0.22

Notes

. Resources shown are exclusive of reserves

. Cut-off = 0.13% WO3(Equivalent to 10.8 kg/m2)

. Evaluation based on:

- Drillhole quartz intersections

- Conversion to grade using D9formula

- Blocks can be based on single drillhole intersections

. Additional factors applied:

- Minimum thickness = 2.2m

- Mining recovery = 84%

- Confidence factor = 40

Table 1-3. Overall Property – Inferred Mineral Resources As of 30th September, 2016

CATEGORY		Tonnes Kt	WO3%	WO3 MTU x1000	Cu %	Sn %
Mine		5,158	0.22	1,110
Tailings Areas	BL1 *	1,817	0.29	521	0.30	0.027
	BL2A *	3,347	0.24	802	0.21	0.022
Total		10,322	0.24	2,433

Notes

. Inferred Mine resources based on a cut-off of 0.13% WO 3

* Tailings resources have no cut-off applied

. Resources shown are exclusive of reserves

Mineral Reserves have been determined. These reserves are part of the reported Mineral Resources. The reserves are based on face samples and have been blocked out as part of the mine’s on-going stope planning process. The areas blocked out as ‘Pillar resources’ have been sampled on all four sides, and have been classified by CIM guidelines as Proven Reserves. The areas blocked out as ‘Virgin resources’ have been extrapolated from one to three sets of face samples, and have been classified by CIM guidelines as Probable Reserves. These reserves are summarised in Table 1-.

Table 1-4. Panasqueira Mine–Mineral Reserves

As of 30th September, 2016

	Proven Reserves		Probable Reserves		Total Reserves
Level	Tonnes Kt	WO3%	Tonnes Kt	WO3%	Tonnes Kt	WO3%
0	25	0.19	26	0.17	51	0.18
1	238	0.22	468	0.18	706	0.20
2	216	0.21	251	0.19	468	0.20
3	297	0.24	431	0.19	727	0.21
Total	775	0.22	1,176	0.19	1,951	0.20

Notes

. Cut-off = 0.12% WO (Equivalent to 10kg/m2)

. Evaluation based on:

- Face mapping of wolframite exposed areas

- Areas converted to grade using Pinta’s formula

- Blocks laid out with stope planning process

. Additional factors applied:

- Minimum thickness = 2.2m

	Virgin	11mx11m	11mx3m
Mining Recoveries	Areas	Pillars	Pillars
	84%	67.3%	45%

.	Proven reserves are within (11 or 3m) pillars which have been sampled on at least 3 sides
.	Probable reserves are within virgin areas which have been sampled on 1-2 sides

Conclusions

In the opinion of the QP, the following conclusions have been reached:

1.	The empirical formulae developed at the mine, for evaluation purposes, have been used for decades and are supported by a very large amount of reconciliation data. The QP considers that these formulae, along with the other parameters and guidelines applied, do provide reliable methods of resource and reserve estimation.

2.	The current resource and reserve estimations shown in this report have been reviewed by the QP. In the opinion of the QP, this review supports the estimation results presented.

3.	The same resource/reserve cut-off grades have been in use since 2011. Since that time, the total reserve quantity has been maintained, although the overall total resource base has generally declined. This means that the mine’s on-going stope development has elevated resource categories as planned, although drilling levels have declined, which has led to a reduction in overall resources.

4.	The most important areas of the mine which offer the most scope for overall resource expansion are the Panasqueira deep area and Level 4 (below 470mRL).

5.	The tailings dump BL2A resources have currently been classified with an Inferred resource category. The principal reason for this classification if chiefly the lack of assay data covering a major part of the area. But when the remaining assay data from all of the 2016 tailings-drilling samples becomes available, some areas within the BL2A should be able to be classified as Indicated resources.

Similarly, re-processing of tailings presents another important opportunity for potential recovery of WO3 product, as well as some copper and tin. Testwork connected with tailings re-processing is currently being done in both Spain (at the National Energy and Geology Laboratory in Porto) as well as CRONMET in South Africa.

VALTREIXAL MINE SUMMARY

Introduction and Overview

The Valtreixal Technical Report was prepared to provide a technical report compliant with the provisions of NI 43-101 and comprises a resource and reserve estimation for the Valtreixal Mine as of the end of October 2015. The Valtreixal Mine is a potential open pit operation, and is located in the Northwest part of the Zamora province, in the Castilla de Leon region of Spain. The Valtreixal Mine has been explored with underground development since the late 1800s, and limited tin exploitation occurred sporadically in the late 1900s. The principal potential products are tungsten and tin.

The Valtreixal Technical Report was prepared by Adam Wheeler, at the request of Mr. N. Alves, Director of Mine Development, for Almonty. Assistance and technical detail were supplied by the technical personnel of Daytal. Adam Wheeler visited the Valtreixal Mine most recently on June 15 and 16, 2015.

The following is a direct reproduction of the summary section of the Valtreixal Technical Report. Notwithstanding how certain terms have otherwise been defined in this AIF, terms defined in this Section have the meanings ascribed thereto in the Valtreixal Technical Report. This Section is qualified in its entirety by the full text of the Valtreixal Technical Report.

Ownership

In March 2013, Almonty announced the acquiring of an option for 51% interest in the Valtreixal tin- tungsten project for 1.4M Euros, plus an option to acquire the balance for after 24 months for 2M Euros. On December 21, 2016 Almonty exercised its option to acquire the remaining 49% interest in the project for a payment of €1.5 million, a reduction of €750,000 from the previously agreed installment payment plan resulting in a much-needed savings of capital on the acquisition of the remaining 49% interest in the project. Almonty have also created a wholly owned Spanish subsidiary Valtreixal Resources Spain S.L. (“Valtreixal Resources”).

Valtreixal Resources have obtained investigation and exploitation permits for the area called C.E. (Concesion de Explotacion) No. 1352, Alto de Repilados, which is an old but valid exploitation licence. Valtreixal Resources have also obtained an exploration licence for P.I. (Permiso de Investigacion) No.1906 Valtreixal. These two licence areas cover the whole project area and known resources. Ongoing studies of the Valtreixal deposit have now been presented to the authorities (el Director Facultativo), in order for both areas to get C.E. (Concesion de Explotacion) status.

Geology and Mineralisation

Tangential movement along the regional Vilariça fault may have assisted in creating dilation zones in the Ordovician lithology. The Calabor River now follows the general direction of this fault. These dilation zones, along a north-east trend, appear to be associated with the development of quartz veins and later tin/tungsten mineralisation in shale. It is considered that a mineralising hydrothermal system of Hercynian age (330 Ma to 280 Ma) was powered by a hypothetical underlying cooling granite in the Valtreixal area.

It is generally considered that the northward movement of the ancient continent Gondwana, and its collision with Laurentia to form the super-continent Pangea, resulted in the Hercynian orogeny. This orogeny was pivotal in the formation of tin/tungsten deposits in this type of setting. As Gondwana advanced, overriding and pushing down, subducting the thin oceanic basaltic crust, there developed a geo-shear zone which dipped back under the continental frontal mountains. This geo-shear would have penetrated through the oceanic crust into the upper mantle where serpentinisation takes place. Serpentinite development is highly exothermic and may circulate accessory calcium and additional heat into the hydrothermal system. At greater depths the geo-shear may penetrate continental, denser cratonic rocks with entrained primordial undifferentiated crust having higher amounts of heavy elements.

The mineralisation at Valtreixal can be classified as a complex vein deposit. Much of the mineralisation, especially scheelite, is situated away from the quartz veins and appears to be stratabound in origin. Tin, in the form of cassiterite, occurs in and around the quartz veins. The linear mineralised zones appear, in a general sense, to be confined to specific stratigraphic intervals and there appears to be a degree of separation into tin and tungsten zones. Although a sedimentary, syngenitic origin for the tungsten mineralisation has been considered, it is unlikely to have eventuated at Valtreixal, because the scheelite hosting shale is of Ordovician age, 488 Ma to 444 Ma, and thus predates by a considerable margin the Hercynian, at 330 Ma to 230 Ma, tin/tungsten mineralisation episodes, with hydrothermal remobilisation and alteration of the mineralised schists.

The local Valtreixal stratigraphy in the Valtreixal area is dominated by 3 main formations, all of which broadly strike SW-NE, and dip at approximately 80o to the south-east:

1.	Schists - Capas de los Montes. Cambrian/ordovician. Very stratified and transformed by regional metamorphism, with intercalated quartzites, and marked at the base by conglomerates. Thickness approximately 1,000m.

2.	Quartzites - Peña Goda/Culebra. Ordovician. Alternating with a variety of types and colours of intercalated schists. Thickness approximately 50-70m.

3.	Slates – Pizarras de Luarca. Ordovician. Pelitic series of siliceous slates, phyllites and schists. This formation hosts most of the mineralisation at Valtreixal. High frequency of segregated quartz veins and schist bands sometimes rich in sulphur. Overall thickness approximately 300-600m.

Database and Resource Estimation

Three types of samples are available for resource estimation: underground channel samples, surface trench samples and diamond drillhole samples. Underground channel samples have been taken in old underground galleries, either by ENADIMSA (pre-1986) or SIEMCALSA in the period from 2008- 2011. For the current work, only samples from two galleries have been included, owing to the status of survey data. ENADIMSA also completed 10 trench lines over 850m, producing 170 samples. They also drilled 3 diamond drillholes.

Data from 26 surface trenches, covering 3.7 km, have been included from SIEMCALSA’s 2008-2011 exploration campaigns. Data from 18 surface trenches, covering 2.7 km, have been generated during Daytal’s 2013 exploration campaign. One additional surface trench was also taken in an old surface stockpile.

SIEMCALSA 2008-11 exploration campaigns included 6 diamond drillholes, with a total length of 1,227m. Daytal’s 2013-15 exploration campaign completed 59 diamond drillholes, with a total length of 10,716 m.

All of the data described above were collated by Daytal in an Excel database, and from there were imported into the CAE Datamine mining software system, for subsequent use in resource estimation. This resource estimation work stemmed from updated interpretation of mineralised structures by Daytal geologists. As well as logged lithological differences, cut-off grades of 0.07% Sn and 0.07% WO3 were used in the interpretation process. There are 4 main mineralised structures, extending over a strike length of 1.5 km.

These interpretations were used to create a 3D block model, based on a parent block size of 10m x 10m x 10m, with sub-blocks generated down to a resolution of 1m. In addition, sub-blocks were extrapolated a maximum distance of 50m from all selected samples, from mineralized intersections, so vein material could also be modelled outside the structurally modelled zones. Dynamic anisotropy was also applied, to allow for varying dip and strike orientations.

The samples selected inside the interpretations were converted into 2m composites, to which top-cut levels of 1.27% Sn and 1.1% WO3 were applied. These composited grades were used to estimate Sn and WO3 grades into the volumetric block model, primarily using an ordinary kriging method of interpolation. For validation purposes, alternative grades were also estimated using a nearest neighbour method. Density values were estimated from core density measurements.

The western part of the deposit, which has now been drilled off with a 30m drilling grid, has generally classified as indicated resources; the remainder of the deposit being classified as inferred.

Mine Planning

The current study is at a pre-feasibility (“PFS”) level. The resource block model has been used as the basis for an open pit optimisation. Optimisation parameters were derived by reference to the Los Santos open pit operating parameters, which is also owned by Almonty, and operating with mining contractors. The parameters were modified to reflect that mining at the Valtreixal Mine will not require drilling and blasting. Processing parameters were derived from metallurgical test work on Valtreixal material. No physical constraints were applied during the optimisation process. Slope angles applied were derived from measured face angles measured in cuttings in and around the deposit area. Following on from the base case optimisation, additional optimisation runs with inferred material enabled demonstrate that additional exploration work will justify a much bigger open pit, advanced over a much longer strike direction.

The pit shell produced by the base case optimisation was used as a reference for the generation of a detailed pit design, which is cut into the west sloping existing hillside. A 10m wide haul road was put into the design, with the exit point at the extreme west end, at an elevation of approximately 870m. Access to the eastern, and higher, part of the pit will be gained from temporary access roads from the existing surface on higher benches. Berms of 4m have been incorporated into the design every 20m vertically. For the extended highwall of the pit up to 1015mRL on the southern and eastern sides of the pit, additional 14m safety berms were put in every 60m vertically.

The overall pit design is approximately 700m in length along strike, and 300m wide at its widest point. Grades of WO3 and Sn were used to create an WO3-equivalent grade, which was referenced against the breakeven cut-off grade of 0.08% WO3 to indicate ore or waste. For the pit design this gave approximately 2.5Mt of probable ore, with an overall strip ratio of 8.3:1. This pit envelope also contained 2.2Mt of inferred resources at economic grades.

Based on the reserves defined within the pit design, a life-of-mine plan was developed, aimed at producing 500Ktpa of ore, thus producing approximately a 5-year mine life. For scheduling purposes, the pit was divided into two principal pushbacks, approximately dividing the pit into western and eastern halves. Mining will start in the western (lower) pushback, and then as mining progresses deeper in this pushback, mining will also start on the upper benches of the eastern pushback. The general sequencing strategy is to excavate the pit areas from west to east, with dumping of mine waste from the active east advancing benches into the previously excavated western pit areas.

Mineral Processing

A review and conceptual study, for the Valtreixal deposit, was completed by Saint Barbara LLP (“StB”), in May 2014. This study included a review of mineralogical studies by SIEMCALSA, petrological studies from samples taken from 2013 diamond drill intersections and trenches, heavy liquid separation and QEMSCAN testing completed during 2012 by Wardell-Armstrong, as well as scheelite flotation testing by AGQ Labs during 2013. The AGQ testing was done on a sample of schist taken for the ENADIMSA gallery.

Based on the mineralogical and metallurgical information reviewed by StB, a conceptual plant design was developed to encompass crushing, grinding and gravity separation of scheelite and cassiterite into a bulk concentrate; removal of sulphides from the bulk concentrate by flotation; and drying and electrostatic separation of the bulk concentrate into separate scheelite and cassiterite concentrates. A metallurgical performance was estimated of 65% tin recovery, allowing a 50% Sn concentrate, and a 55% tungsten recovery, allowing a 65% WO3 concentrate,

Pilot plant studies have also been completed by the company ADVANCED MINERAL PROCESSING, SL and concentration tests were performed by the technical personnel working in mine-Fuenterroble Los Santos (Salamanca) laboratory. All of this testwork has been used by Daytal in the design of an ore beneficiation process for Valtreixal.

StB considered that the likely pit geometries, along with the natural topography, lend to an eventual dry disposal of tailings in initial mined out pits. A dry tailings treatment plant has therefore been incorporated into the overall mill design. Initial tailings disposal and waste rock dumps would take place, subject to negotiation, in the government owned forestry area immediately to the south of the open pits. Thereafter, StB propose the backfilling of worked out sections of the open pits. Future mining schedules will take this pit-backfilling requirement into account.

Mineral Resource and Reserve Estimates

The evaluation work was carried out and prepared in compliance with NI 43-101, and the mineral resources in this estimate were calculated using CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council May, 2014. The current in-situ resource estimation for indicated resources is shown in Table 7. There are no measured resources. Inferred resources are shown in Table 8.

Table 7 - Valtreixal – Indicated Mineral Resources

As of October 31, 2015

In-Situ Resource Estimation

CLASS	Tonnes Kt	Sn %	WO3%	WO3_Eq %
Indicated	2,828	0.13	0.25	0.34

Notes

. Cut-off applied of 0.05% WO3_Eq

. WO3_Eq = WO3 + (Sn x 0.74), based on:

	Price	Recovery
WO3	$37,000/t	55%
Sn	$23,150/t	65%

. Maximum extrapolation = 50m

. Density values estimated from measurements

. Resources shown are inclusive of reserves

Table 8 - Valtreixal – Inferred Mineral Resources

As of October 31, 2015

CLASS	Tonnes Kt	Sn %	WO3%	WO3_Eq %
Inferred	15,419	0.12	0.08	0.17

Notes

. Cut-off applied of 0.05% WO3_Eq

Mineral Reserves have been determined, as part of the PFS study described in this report. These reserves are those indicated resources which are inside the current final pit design. These reserves are summarised in Table 9.

Table 9 - Valtreixal – Mineral Reserves

As of October 31, 2015

Reserve Category	Tonnes Kt	Sn %	WO3%	WO3_Equiv %
Probable Reserves	2,549	0.12	0.25	0.34

Notes

. WO3_Eq = WO3 + (Sn x 0.74), based on:

	Price	Recovery
WO3	$37,000/t	55%
Sn	$23,150/t	65%

. Cut-off applied to WO3_Equiv

Breakeven Cut-off = 0.08 WO3

. Mining factors applied:

Dilution = 5%

Losses = 5%

. Pit design also contains 2.2 Mt of inferred resources at economic grade.

In the opinion of the QP, the following conclusions have been reached:

Conclusions

1.	The Valtreixal Mine is a viable open project. An open pit has been designed with 2.5Mt of ore, which suggest a 5-year mine life, based on a mill throughput of 500Ktpa. An economic analysis indicates an NPV (at a 10% discount rate) of $12.5M, and an internal rate of return of 21%.

2.	There are significant amounts of inferred resources, which suggest significant pit expansion both with depth and laterally along strike. Pit optimisations, with inferred resources also activated, suggest over 10Mt of potential ore.

3.	Exploration drilling completed by Daytal over the last 3 years have confirmed and extended the originally previously delineated resource base. In particular, the occurrence of scheelite mineralisation outside of quartz veins, has provided much wider mineralised zones than were previously interpreted.

4.	The current open pit design is one coherent excavation. It appears that with more drilling to enhance the resource category of current inferred resources, the resultant pit elongation along strike will offer a very good opportunity for sequential pit extraction from west to east, with concurrent backfilling of excavated volumes with mined waste.

SANGDONG SUMMARY

Introduction and Overview

The Sangdong Technical Report was prepared to provide a technical report compliant with the provisions of NI 43-101 and comprises a review and summary of a resource and reserve estimation for the Sangdong Mine as of the end of July 2016. The Sangdong Mine is considered as a potential underground operation, and is located in the Gangwon Region of South Korea. Previous underground mining at the Sangdong Mine place at various times since the original discovery in 1916. The last main operation of the Sangdong Mine was from 1952 to closure in 1992. The principal potential products are tungsten and molybdenum.

The Sangdong Technical Report was prepared by Adam Wheeler, at the request of Mr. N. Alves, Director of Mine Development, for Almonty. Assistance and technical detail were supplied by the technical personnel of Sangdong Mining Corp. Adam Wheeler visited the Sangdong Mine on August 24- 26, 2015 along with other Almonty technical personnel.

A Feasibility Study was completed for the Sangdong Mine by Adam Wheeler and Andrew Wells, Partner, Saint Barbara LLP in January 2016.

The following is a direct reproduction of the summary section of the Sangdong Technical Report. Notwithstanding how certain terms have otherwise been defined in this AIF, terms defined in this Section have the meanings ascribed thereto in the Sangdong Technical Report. This Section is qualified in its entirety by the full text of the Sangdong Technical Report.

The property is under advanced development, with construction activities including underground mine development and the installation of processing facilities. As per current estimate, the mine is expected to commence production in 2025, enhancing Almonty’s ability to serve global markets.

The Sangdong underground mine began ore extraction in September 2024. Two tunnels have been completed to facilitate access to high-grade tungsten ore using state-of-the-art mining methods.

During the second half of 2024 and the first quarter of 2025, construction of key surface facilities progressed significantly, including:

●	Building A (Crushing Tower)

●	Building B (Ore Shed)

●	Building C (Grinding Area)

●	Building D (Flotation Area)

Ownership

Almonty acquired a 100% ownership interest in Woulfe on September 10, 2015 by way of a Plan of Arrangement. Woulfe, through its wholly owned subsidiary, AKT, owns a 100% interest in the Sangdong mine.

Geology and Mineralisation

The Korean Peninsula is situated on the eastern margin of the North China– Korea Platform, a craton composed of three blocks of Archean age, the Nangrim- Pyeongnam Block and the Gyeonggi and Yeongnam Massifs that are separated by the northeast-trending Imjingang and Okcheon mobile belts of Phanerozoic age. The Property is located within the Okcheon Belt.

The Sangdong Mine is situated on the southern limb of the east-west orientated Triassic age Hambaek Syncline. Cambro-Ordovician limestone, shale, and quartzite of the Chosun System unconformably overlie the Pre-Cambrian Taebaeksan schist and gneiss.

The tungsten mineralisation of the Sangdong deposit is contained in several tabular, bedding- conformable skarns in the Myobong Shale; these skarns have been interpreted as comprising carbonate-bearing horizons that were altered and mineralised by fluids ascending from the underlying Sangdong Granite. From uppermost to lowermost, these horizons are termed the Hangingwall, Main, and Footwall horizons. Calc-silicate layers from 0.50-1.0m in thickness have developed on the upper and lower contacts of the Main and Footwall horizons.

The Hangingwall horizon is located near the upper contact of the Myobong shale and varies in thickness from approximately 5.0-30.0m because of the irregular boundary of the shale with the overlying Pungchon Limestone. This zone has a strike length of about 600m and a down-dip extent of about 800m. Above the most highly-altered portion of the Main horizon, the Hangingwall horizon is not tabular, but extends steeply and irregularly into the overlying limestone. The base of the Hangingwall horizon is approximately 14m above the upper contact of the Main horizon.

The Main horizon strikes about 100° and dips northerly between 15° and 30°. The strike length is in excess of 1,300m and thickness varies from 5.0 – 6.0m. Alteration (skarnification) within the Main horizon forms three concentric, roughly circular zones.

The Footwall horizons comprise multiple layers: Footwall Zone 1 (“F1”) normally occurs 1m below the Main horizon and is approximately 2m thick; Footwall Zones 2 and 3 (“F2”, “F3”) are situated approximately 35.0 to 40.0m below the Main horizon and are less than 1m thick. Further Footwall Zones have been identified beyond F3 and are collectively referred to as F4.

The Oriental Minerals ownership period started in 2006. The total number of drillholes (surface and underground) and total metres drilled at Sangdong before and after 2006 comprise 870/84,014m and 507/42,730m respectively.

Database and Resource Estimation

The sample database, in the form of an Excel spreadsheet, is comprised of data from all available surface and underground drillholes, over recent and historical drilling campaigns. This database has separate tables for drillhole collars, survey data, assay data, RQD, lithology data, drillhole recovery, geotechnical logging, density measurements, structural orientation and mineralised intersections.

The resultant spacing of samples with these different historical campaigns has ended up being fairly sporadic, with sections spaced at distances from 30m-100m. Most of the surface holes are vertical, as are the very deep underground holes. Most of the underground holes are angled up or down so as to give good intersections with the overall mineralised structures, which generally dip at approximately 25o.

The database also included physical string and wireframe data, for previous interpretations, mined- out limits, surface and underground topography. This data was also augmented by information from the different resource estimation studies over the last four years: primarily from the Tetra-Tech and AMC consultancy companies.

An updated mineral resource estimation was completed, during August-December 2015, by the Qualified Person. This estimation employed a three-dimensional block modelling approach, using CAE Datamine software. Two main resource blocks models were developed. The relatively thick hanging wall (“HW”) zone was modelled using a conventional block model structure. All of the other skarn zones were modelled using the initial generation of 3D digital terrain models for the zone centre- points, onto which thicknesses and grade-accumulations were estimated, using ordinary kriging. This enabled a 3D block model of all these zones to be developed – with columnar sub-blocks representing the vertical in-situ thickness of the mineralised skarn bodies. Density values were also estimated from sample measurements.

The models generated were derived from the interpretation of skarn zones, as generated by SMC geologists, with additional intersection checks and refinements by the QP. The defined skarn intersections have been based on a lithological skarn identification, as well as 0.1% WO3 cut-off grade. Additional mined-out limits for the principal skarn structures were applied, as well as a 50m remnant surface pillar below the surface topography.

In the resource estimation, a minimum thickness of 2.2m was applied, such that thinner blocks were diluted to 2.2m.

Resource class categories were set, such that indicated resources only used assay data from drillholes after 2006, along with drilling grid criteria.

Mine Planning

The majority of the ore zones to be mined are relatively shallow dipping, with dips between 20° and 30°, so ore will not naturally flow by gravity on the footwall. In the A-Z Feasibility Study, the methods proposed were inclined panel mining, to be applied in thick orebody areas, with panels that would be mined in different sections; and up-dip panel mining, which would be applied in narrow areas with slushers and hand-held drilling equipment.

For this present study, it was decided not to rely on hand-held drilling equipment and slushers. Instead, methods applied would be planned for the use of mechanized mobile diesel-powered mining equipment in all areas. Based on this requirement and the latest understanding of the orebody geometry and mining areas, and evaluation of the resources, including in-situ thickness variations, it was decided to apply two proposed mining methods, as summarised below:

●	Mechanized Inclined Panel mining (“MIP”) – areas where the thickness less than 3 metres.

●	Cut-and-Fill (“CAF”) – for areas where the thickness is greater than 3 metres.

A mine plan was developed, based on the application of these stoping methods. Stope blocks were laid out as plan perimeters, bounded by horizontal parts on each level, where the football contact of each zone cut through level’s reference elevation. In general, most stope blocks were limited to a maximum of 100m along strike. Stope blocks were only laid out in those parts of each zone predominantly demarcated as containing indicated resources. Any inferred resource blocks within stope outlines were treated as planned dilution with mineralized waste, with any grades greater than 0.2% WO3 set to 0.2%.

Mining will use almost exclusively mobile diesel-powered equipment. All newly stoped areas will be backfilled with paste backfill.

In the evaluation of stope blocks, additional unplanned mining factors of 5% dilution and 5% losses were also applied. Maps of maximum span distances have previously been prepared in a geotechnical study by Turner Mining and Geotechnical Pty Ltd in 2014. These maximum span properties were superimposed onto the laid-out stopes in each skarn zone, so that higher cut-offs were applied to those zones requiring higher support costs. The applicable cut-offs varied from 0.23% - 0.36% WO3.

Additional level development has been laid out so as to enable access to the identified reserve areas, and to allow truck haulage from these new stoping areas. Main access to the underground mine will use the old entry portals on the Sangdong and Taebak levels as well as a new portal on the -1 level, that will enable ore haulage out from the mine directly into the valley, on approximately the same elevation as the intended mill position.

Mineral Processing

Processing will utilize crushing, grinding (rod and ball mills) and flotation for scheelite concentration. The processing plant will treat theROM ore from underground at a nominal feed rate of 1,920 tpd. A new processing plant will be constructed, based on the valley, to the south of the Sangdong adit entrance.

A marketable tungsten concentrate grade of 65% WO3 will be produced. Processing plant recoveries, based on metallurgical testwork, are estimated to average 81%. The main process steps for treating the Sangdong ore are primary, secondary and tertiary crushing and stockpiling; grinding; flotation divided into two (2) sub-circuits (sulphide flotation and tungsten flotation); thickening; filtration and packaging section; a waste water treatment facility; and services section

The processing plant will require a manpower complement of 36 personnel of which 8 are management, technical staff and supervision.

The plant design will encompass crushing, grinding and flotation for scheelite concentration. In the future, test work will also investigate the recovery of molybdenum into a sulphide flotation concentrate, ahead of the scheelite flotation circuit.

The mine is under advanced development, with ore extraction initiated in September 2024 and commercial production expected by mid-2025. Once operational, it is projected to process 640,000 tons of ore annually at an average WO₃ head grade of 0.45%.

Infrastructure

Existing infrastructure to be used includes the access road to site; site roads; powerline and stepdown substation, potable water supply and communications and internet service. It also includes some old KTMC buildings that will be reused and the KTMC slope support at the zone of the plant and water treatment plant.

To return the mine to operation the existing Sangdong infrastructure will be reconfigured and supplemented by new facilities as required. To accommodate the new waste storage facility, the existing buildings at the Sangdong portal level will be demolished to allow for placement of waste from mine development. New site infrastructure will be built in the valley, on the footprint of old KTMC installations. It will include a new mine/administration building, assay laboratory, warehouse, maintenance shop, recreational facilities for employees, fuel storage, potable and process water supply and water and sewage treatment facilities. The mine backfill plant will be placed at Sangdong Terrace.

The surface services and general administration manpower complement will total 42 personnel.

Mineral Resource and Reserve Estimates

The evaluation work was carried out and prepared in compliance with NI 43-101, and the mineral resources in this estimate were calculated using CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council May, 2014. The current in-situ resource estimation is shown in Table 1-1.

Table 0-3. Sangdong – Mineral Resources

As of 31st July, 2016

WO3 Cut-Off	Resource Class	Tonnes Kt	WO3%	MoS2%
0.15%	Indicated	8,029	0.51	0.06
	Inferred	50,686	0.43	0.05
0.20%	Indicated	7,864	0.51	0.06
	Inferred	47,630	0.44	0.05
0.30%	Indicated	7,316	0.53	0.06
	Inferred	36,466	0.50	0.06

Notes

. Bed models diluted to a minimum thickness of 2.2m

. Resources shown are inclusive of reserves

. 50m surface pillar material removed

. Indicated HW material based on all samples, with a maximum search of 35m x 50m (along-strike x down-dip)

. Indicated material in all other beds are based on only PO-P6 samples, with a maximum search of 50m, and sample grid required

. Inferred material based on all samples, up to a maximum search of :

105m x 150m in HW

100m x 100m in all other beds

These resources have been used in the development of a mine plan. To start the mine operations, the blocked-out stopes have enabled a reserve evaluation to be made, as summarised in the table below.

Table 0-4. Sangdong – Mineral Reserves

As of 31st July, 2016

	Probable Reserves
	Tonnes Kt	WO3%
HW	3,759	0.47
MAIN/F1	1,328	0.34
F2	1,495	0.48
F3	1,249	0.46
F4	65	0.33
TOTAL	7,896	0.45

Notes

. All reserves have a probable category

. WO3 Cut-offs applied:

0.36% Max Spans <=3m

0.28% Max Spans >3m <=6m

0.23% Max Spans +6m

. Level restrictions:

. Down to -1 level (633m) for the non-HW zones

. Mining Factors applied

. Minimum thickness = 2.2m

. Unplanned dilution = 5%

. Unplanned losses = 5%

Conclusions

The following conclusions have been reached:

1.	The Phase 7 drilling completed in 2016, which was focussed on the HW zone, has helped to verify the old KTMC data available in the HW zone. This has helped to support the use of both KTMC and Phase 0 – Phase 7 drillhole data for the estimation of indicated HW resources.

2.	The updated Feasibility Study calculations have identified Probable Reserves of 7.9 Mt, which with an assumed mill capacity of 640 ktpa, will sustain a mining operation for approximately 12 years.

3.	Based on the forecast operating parameters and capital and operating costs estimates for the Sangdong project, the returns from the project are very positive and the project economics are extremely robust to potential reasonably expected variances from the base case assumptions. The mine will employ 170 people, including mine contractors.

4.	The very large inferred resource base represents a very large source of potential future reserves, as more exploration drilling can be completed.

5.	There are more areas of the deposit down-dip and north-east which have not been currently evaluated.

6.	Most of the deposit has not yet been delineated off at depth.

DIVIDENDS

The Company has not paid any dividends on the Common Shares for the past three most recently completed fiscal years. Any future determination to pay dividends will be at the discretion of the Board and will depend upon the Company’s results of operations, capital requirements and other relevant factors.

DESCRIPTION OF SHARE CAPITAL

Authorized and Issued Share Capital

Almonty is authorized to issue an unlimited number of Common Shares without par value. Holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Each Common Share carries one vote. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company on a pro rata basis.

As of the date of this AIF, the Company had 280,674,131 Common Shares issued and outstanding.

In addition to the Common Shares outstanding, as at the date of this AIF, the Company has 22,827,000 incentive stock options outstanding, 38,383,295 share purchase warrants outstanding, 3,850,000 restricted share units outstanding and common shares issuable on the conversion of convertible debentures as follows:

(a)	4,137,931 Common Shares issuable on the conversion of a $6,000,000 convertible debenture at $1.45 per Common Share;

(b)	3,184713 Common Shares issuable on the conversion of a $2,000,000 convertible debenture at $0.628 per Common Share;

(c)	4,000,000 Common Shares issuable on the conversion of a US$2,000,000 convertible debenture at US$0.50 per Common Share;

(d)	1,176,470Common Shares issuable on the conversion of a US$1,000,000 convertible debenture at US$0.85 per Common Share;

(e)	142,171 Common Shares issuable on the conversion of a €100,000 convertible debenture at $1.05 per Common Share (based on an exchange ratio of CAD$1.495 for each €1.00);

(f)	180,723 Common Shares issuable on the conversion of US$150,000 convertible debenture at US$0.83 per Common Share;

(g)	3,028,780 Common Shares issuable on the conversion of US$1,500,000 convertible debenture plus accrued interest thereon at US$0.50 per Common Share;

(h)	1,190,476 Common Shares issuable on the conversion of US$1,000,000 convertible debenture at US$0.84 per Common Share; and

(i)	22,571,428 Common Shares issuable on the conversion of the principal amount of a €7,900,000 convertible debenture at €0.35 per Common Share plus up to 507,857 Common Shares on the conversion of interest accrued thereon at a price per Common Share equal to the greater of (i) €0.35 per Common Share, and (ii) the volume weighted average price of the Common Shares on the TSX, or such other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the conversion, converted into Euros at the noon rate published by the Bank of Canada.

MARKET FOR SECURITIES

The Common Shares are publicly traded on the TSX and the ASX under the symbol “AII”. Trading of the Common Share on the TSX commenced on June 1, 2018. Prior to trading on the TSX, the Company traded on the TSXV from June 30, 2010 until May 31, 2018. The following table sets forth the high and low sale prices and volumes traded on the TSX as reported by such exchange for the fiscal year ended December 31, 2024:

Month	High ($)	Low ($)	Volume
January 2024	0.72	0.54	1,310,077
February 2024	0.70	0.58	1,876,836
March 2024	0.63	0.58	1,572,897
April 2024	0.67	0.58	2,232,855
May 2024	0.74	0.62	4,892,287
June 2024	0.70	0.59	1,944,013
July 2024	0.69	0.61	1,457,702
August 2024	0.83	0.63	2,680,356
September 2024	0.85	0.73	2,048,072
October 2024	0.97	0.76	2,535,974
November 2024	0.93	0.79	2,492,187
December 2024	0.92	0.84	4,197,468

Prior Sales

The following table summarizes details of the securities issued by the Company during the fiscal year ended December 31, 2024:

Date	Description of Transaction	Price per Security	Number and Type of Securities Issued
January 26, 2024	Conversion of debt	$0.90	10,249,605 Common Shares
January 26, 2024	Debt Settlement	$0.90	79,646 Common Shares
February 16, 2024	Debt Settlement	$0.54	2,583,316 Common Shares
March 15, 2024	Private Placement	$0.55	2,668,000 Common Shares
March 15, 2024	Private Placement	$0.74	2,668,000 Warrants
March 27, 2024	Private Placement	A$0.62	1,525,000 Common Shares underlying Chess Depositary Interests
March 27, 2024	Private Placement	A$0.84	1,525,000 Options to purchase Common Shares underlying Chess Depositary Interests
March 28, 2024	Private Placement	$0.55	1,367,863 Common Shares
March 28, 2024	Private Placement	$0.74	1,367,863 Warrants
April 19, 2024	Private Placement	$0.55	227,400 Common Shares
April 19, 2024	Private Placement	$0.74	227,400 Warrants
May 16, 2024	Private Placement	A$0.62	3,000,000 Common Shares underlying Chess Depositary Interests
May 16, 2024	Private Placement	A$0.84	3,000,000 Options to purchase Common Shares underlying Chess Depositary Interests

May 23, 2024	Private Placement	$0.55	1,090,909 Common Shares
May 23, 2024	Private Placement	$0.74	1,090,909 Warrants
May 31, 2024	Private Placement	A$0.62	1,926,613 Common Shares underlying Chess Depositary Interests
May 31, 2024	Private Placement	A$0.84	1,926,613 Options to purchase Common Shares underlying Chess Depositary Interests
December 23, 2024	Private Placement	$0.82	2,000,000 Common Shares
December 23, 2024	Private Placement	$1.14	2,000,000 Warrants
December 23, 2024	Debt Settlement	$0.7683	230,469 Common Shares
December 30, 2024	Private Placement	A$0.90	4,583,334 Common Shares underlying Chess Depositary Interests
December 30, 2024	Private Placement	A$1.25	4,583,334 Options to purchase Common Shares underlying Chess Depositary Interests

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as at the date of this AIF, for each of the directors and executive officers of the Company, the person’s name, province and country of residence, their respective positions and offices held, the date on which the person became a director, his or her principal occupation and previously held positions for the last five years, and the number and percentage of Common Shares beneficially owned, controlled or directed, directly or indirectly (based on information furnished by the directors and executive officers and from insider reports available under the Company’s SEDI profile at www.sedi.com).

Name, residence, office(s) held and date first became a director	Current Principal occupation, business or employment and for last five years, and education	Shares beneficially owned, or controlled or directed, directly or indirectly
Lewis Black New York, USA Chairman, President, Chief Executive Officer and Director Director since September 23, 2011

Mr. Black is currently the Chairman, President and Chief Executive Officer of the Company. He is also currently a Partner of Almonty Partners LLC, a privately held company specializing in tungsten mining investments.

Mr. Black previously served as Chairman and Chief Executive Officer of Primary Metals Inc., a tungsten mining company formerly listed on the Exchange, from 2005 to 2007. Prior to that he was head of sales and marketing for SC Mining Tungsten Thailand. Mr. Black holds a B.A. (Honours) from Manchester University and is a former Vice President of the International Tungsten Industry Association.

25,944,670(1)(2)
Daniel D’Amato Paris, France Director	Mr. D’Amato is currently a Partner of Almonty Partners LLC, a privately-held company specializing in tungsten mining investments. He has held this position since 2005.	17,301,275(1) (2)
Compensation and Corporate Governance Committee Director since September 23, 2011	Mr. D’Amato previously served on the board of directors of Primary Metals Inc., a tungsten mining company formerly listed on the Exchange, from 2005 to 2007. He began his career on Wall Street with Bear Stearns where over nearly a decade he became Managing Director. Mr. D’Amato holds a B.Sc. from Siena College and holds several securities and insurance licenses.

Name, residence, office(s) held and date first became a director	Current Principal occupation, business or employment and for last five years, and education	Shares beneficially owned, or controlled or directed, directly or indirectly
Mark Trachuk Toronto, Ontario, Canada Lead Director Audit Committee (Chair) Compensation and Corporate Governance Committee (Chair) Director since September 23, 2011

Mr. Trachuk currently serves as Counsel at Norton Rose Fulbright, a leading global law firm, where he practices corporate and securities law with an emphasis on mergers, acquisitions and strategic alliances. Mr.

Trachuk is a former General Counsel and director of Entertainment One, Ltd. (LSE:ETO), a global entertainment studio that was a constituent member of the FTSE 250. Prior to joining Entertainment One, he was a Senior Partner in the Business Law Group at Osler, Hoskin & Harcourt LLP, a Canadian-based law firm, where he practised from 1989 to 2018. Mr. Trachuk holds a B.A. in Economics from Carleton University, a

J.D. from the University of Ottawa and an LL.M. in Corporate Law from the London School of Economics. Mr. Trachuk also holds the ICD.D designation from the Institute of Corporate Directors through the University of Toronto – Rotman School of Management. Mr. Trachuk is called to the bar in the provinces of Ontario and British Columbia and is a qualified solicitor in England and Wales.

		1,400,000
Dr. Thomas Gutschlag Heidelberg, Germany Director Audit Committee, Compensation and Corporate Governance Committee Director since September 15, 2015	Dr. Gutschlag is a former Chairman and Chief Executive Officer of DRAG, a public company listed on the Frankfurt Stock Exchange which identifies, develops and divests attractive resource projects in North America, Australia and Europe, with a focus is on the development of oil and gas opportunities within the United States, as well as metals such as gold, copper, rare earth elements, tungsten and tin. Dr. Gutschlag co-founded DRAG in 2006 and has been its Chief Executive Officer until June 2022, and, prior thereto, its Chief Financial Officer.	1,007,500
	Dr. Gutschlag is a qualified economist with a degree in economics from the University of Heidelberg and a doctorate from the University of Mannheim.

Name, residence, office(s) held and date first became a director	Current Principal occupation, business or employment and for last five years, and education	Shares beneficially owned, or controlled or directed, directly or indirectly
Andrew Frazer Dalkeith, WA Australia Director since May 28, 2021

Mr. Frazer is currently a representative of RM Corporate Finance Pty Ltd. Mr. Frazer previously held positions as a consultant at Azure Capital, a stockbroker with Hartley Poynton, Patersons Securities and Morgan Stanley. Mr. Frazer graduated from the University of Western Australia with a Bachelor of Commerce – Honours, Bachelor of Jurisprudence and a Bachelor of Laws. Mr. Frazer also obtained his CFA

Charter, along with a Diploma from the Securities Institute of the Australian Securities Exchange.

Nil
David Hanick Toronto, ON Canada Director since June 26, 2023	Mr. Hanick currently serves as the Chief Legal Officer and is a member of the Investment Committee at Starlight Investments, a leading global real estate investment and asset management firm. Prior to joining Starlight Investments, David was a corporate partner and co-head of the Mining and Natural Resources Group in the Toronto office of Osler, Hoskin & Harcourt LLP where he focused on public and private mergers and acquisitions as well as capital markets transactions acting for issuers, underwriters and private equity firms. He has more than 20 years of legal, capital markets, mergers and acquisitions and corporate governance expertise. Mr. Hanick currently serves on the board of directors of Process Fusion Inc., a software and cloud computing organization and as corporate secretary for each of Starlight Western Canada Multi-Family (No. 2) Fund, Starlight U.S. Multi-Family (No. 2) Core Plus Fund (TSXV: SCPT.A / SCPT.U) and Starlight U.S. Residential Fund (TSXV: SURF.A / SURF.U). Mr. Hanick was awarded the 2020 and 2021 Law Department Leader of the Year Excellence Award by Canada Law Awards and was a finalist for the 2021 Canadian General Counsel Awards in the Business Achievement category. Mr. Hanick is a member of the Law Society of Upper Canada and holds a joint Master of Business Administration from the Schulich School of Business and Bachelor of Laws from Osgoode Hall Law School.	Nil

Name, residence, office(s) held and date first became a director	Current Principal occupation, business or employment and for last five years, and education	Shares beneficially owned, or controlled or directed, directly or indirectly
Gustave F. Perna Crane Hill, AL United States Director since March 20, 2025

General Perna retired from the United States Army in July 2021 as the Chief Operating Officer of Operation Warp Speed, the

U.S. national initiative focused on the rapid research, development, production and distribution of vaccines and therapeutics to combat COVID-19. From 2016 to 2020, General Perna served as Commander of the U.S. Army Materiel (AMC) Command, comprising over 190,000 Soldiers, civilians, and contractors. General Perna has held several high- ranking positions during his military career, including serving as Deputy Chief of Staff, G-4 (SVP for Logistics) for the Department of the Army (2014–2016), Commanding General (CEO) of the Joint Munitions Command (2010–2012), and Director, J-4, United States Forces – Iraq (2009–2010), overseeing multinational logistics during Operation Iraqi Freedom/New Dawn. He also led as Commanding General (CEO) of the Defense Supply Center – Philadelphia within the Defense Logistics Agency (2008–2009). General Perna holds an Associate Degree in Business Administration from Valley Forge Military Academy and a Bachelor Degree in Business Management from the University of Maryland and was awarded a Master’s Degree in Logistics Management from the Florida Institute of Technology.

		Nil
Mark Gelmon Vancouver, BC Canada Chief Financial Officer since March 14, 2017	Mr. Gelmon is the Chief Financial Officer of the Company. Prior to that, he was the Chief Financial Officer of the Company’s subsidiary, Woulfe Mining Corp. from early 2010 until September 2015. Mr. Gelmon is a partner of iO Corporate Services Ltd, a company which provides corporate and accounting services to various publicly-traded Canadian companies.	10,000
	Mr. Gelmon obtained his Bachelor of Arts degree at the University of British Columbia and subsequently attained his CPA, CA designation in 1995 and is a member of the Chartered Professional Accountants of B.C.

Notes:

(1)	Almonty Partners LLC, a privately-held company specializing in tungsten mining investments, holds 13,893,920 Common Shares or approximately 5.08% of the issued and outstanding Common Shares as of the date hereof. Lewis Black and Daniel D’Amato are each partners of Almonty Partners LLC.

(2)	Daniel D’Amato individually owns an additional 3,407,355 Common Shares, and Lewis Black individually owns 12,050,750 Common Shares

Each of Almonty’s directors hold office until the end of the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office earlier becomes vacant by resignation, death, removal or other cause.

Board and Executive Officer Aggregate Ownership of Common Shares

Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 31,769,525 Common Shares, representing 11.64% of the total outstanding Common Shares as of the date of this AIF.

AUDIT COMMITTEE

Audit Committee Charter

The audit committee of the Board (the “Audit Committee”) operates under a written charter that outlines its role and objectives, composition, meeting requirements, and duties and responsibilities. The full text of the charter is set out in Schedule A of this AIF.

Composition of the Audit Committee

The Audit Committee is currently comprised of Mark Trachuk (Chair), Dr. Thomas Gutschlag and David Hanick, all of whom are considered independent as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

Relevant Education and Experience

All three current members of the Audit Committee are “financially literate”, as that term is defined in NI 52-110. Each has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

For a description regarding the relevant education and experience of Mr. Trachuk, Dr. Gutschlag and David Hanick, see the table under “Directors and Officers – Name, Occupation and Security Holdings”, above.

As a result of their education and experience, each current member of the Audit Committee has the education or experience necessary to provide each with:

●	an understanding of the accounting principles used by the Company to prepare its financial statements;

●	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter requires it to pre-approve all non-audit services to be provided to the Company by its external auditors. However, the Audit Committee has not adopted any specific procedures for assessing whether or not such pre-approval should be granted in any particular case. The Audit Committee does, however, consider on an ad hoc basis the potential impact of any such non-audit services on the independence of the Company’s external auditors in light of the circumstances as they exist at that time.

External Auditor’s Fees

As set out in the Audit Committee’s charter (attached as Schedule A to this AIF), the Audit Committee is responsible for pre-approving all non-audit services to be provided to the Company by its external auditor and has pre-approved the non-audit services as set out below.

The table below sets out the aggregate fees billed by the Company’s external auditors for the fiscal year ended December 31, 2024:

	Year ended December 31, 2024 ($)	Year ended December 31, 2023 ($)
Audit Fees(1)	337,500	330,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	32,000	26,000
All Other Fees(4)	-	-
Total	369,500	356,000

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” includes all other non-audit services.

CONFLICTS OF INTEREST

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral business through their direct and indirect participation in corporations, partnerships, or joint ventures, which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

LEGAL PROCEEDINGS

The Company is involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if considered likely to result in a loss and, when the amount of the loss is quantifiable, provisions for loss are made, based on management’s assessment of the most likely outcome. Management does not provide claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. The Company is not currently a party to, or has any of its property as the subject of, legal proceedings which would be material to the Company’s financial condition or results of operations.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as noted below, no director or executive officer of the Company, or any person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of the Common Shares had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect the Company other than the following:

Subsequent to the financial year ended December 31, 2024:

1) Issued 75,000 common shares in conjunction with the exercise of stock options for proceeds totaling $34;

During the financial year ended December 31, 2024

-	the Company granted 1,000,000 stock options to a director of the Company. The options are exercisable at a price of $0.56 and expire on January 9, 2029;

-	the Company completed a Unit Private Placement of which 750,000 Units were purchased by directors and/or officers of the Company. The subscription price of the Unit was $0.55 per Unit and each Unit consisted of one Common Share of the Company and one Share Purchase Warrant with each Warrant being exercisable at a price of $0.74 expiring on March 28, 2026;

-	the Company entered into a debt settlement agreement with Plansee Holding AG, parent company to Global Tungsten & Powders Corporation, an insider of the Company by virtue of holding 10 percent or more of the Company’s issued and outstanding shares. Pursuant to the debt settlement, the Company issued to Plansee, 2,583,316 shares at a deemed price of $0.54 per share.

-	the Company completed a Unit Private Placement of which 227,400 Units were purchased by directors and/or officers of the Company. The subscription price of the Unit was $0.55 per Unit and each Unit consisted of one Common Share of the Company and one Share Purchase Warrant with each Warrant being exercisable at a price of $0.74 expiring on April 19, 2026;

-	the Company granted 1,000,000 stock options to an officer of the Company. The options are exercisable at a price of $0.63 and expire on April 30, 2029;

-	the Company granted a total of 1,500,000 RSUs to Lewis Black, CEO of the Company, and 600,000 RSUs to Daniel D’Amato, a Director of the Company;

-	the Company granted 2,780,000 stock options to directors and officers of the Company. The options are exercisable at a price of $0.66 and expire on July 29, 2029;

During the financial year ended December 31, 2023:

-	the Company paid or accrued compensation to key management personnel, which includes officers and directors, in accordance with the terms of their compensation arrangements of $1,318 (year ended December 31, 2022 - $1,719).

-	the Company granted a total of 400,000 RSUs to Lewis Black, CEO of the Company, and 50,000 RSUs to Daniel D’Amato, a Director of the Company;

-	the Company completed a Unit Private Placement of which 2,222,222 Units were purchased by directors and/or officers of the Company. The subscription price of the Unit was US$0.33 per Unit and each Unit consisted of one Common Share of the Company and one Share Purchase Warrant with each Warrant being exercisable at a price of US$0.45 expiring on October 27, 2026;

-	the Company granted, in the aggregate, 2,600,000 stock options to its directors and officers of the Company. The options are exercisable at a price of $0.52 and expire on November 16, 2028;

-	the Company entered into a debt settlement agreement with Plansee Holding AG (“Plansee”), parent company to Global Tungsten & Powders Corporation, an insider of the Company by virtue of holding 10 percent or more of the Company’s issued and outstanding shares. Pursuant to the debt settlement, the Company issued to Plansee, 3,649,006 shares at a deemed price of $0.70 per share and 852,834 shares at a deemed price of $0.86 per share; and

-	the Company extended, in the aggregate, 700,000 share purchase warrants held by insiders of the Company, from February 19, 2023, to February 19, 2024.

-	the Company completed a CDI Unit private placement of which 138,888 CDI Units were purchased by a corporation that, at the time of purchase, had an officer of Almonty was an executive officer of the corporation. The subscription price of the CDI Unit was A$0.72 per CDI Unit and each CDI Unit consisted of one Common Share of the Company and one Option with each Option being exercisable at a price of A$1.25 expiring on December 31, 2024;

During the financial year ended December 31, 2022:

-	the Company issued 1,000 common shares pursuant to the exercise of stock options for proceeds totaling $750.00;

-	the Company issued, in the aggregate, 6,450,000 stock options to its directors and officers of the Company. The options are exercisable at a price of $0.87 and expire on July 21, 2027;

-	the Company issued 2,852,251 common shares in the capital of the Company at a subscription price of CDN$0.94 per common share for gross proceeds of CDN$2,681,116 pursuant to one or more subscription agreements between the Company and the subscribers thereto;

-	the Company issued 2,494,118 CDI’s to DRAG, receiving gross proceeds of A$2,120,000 in conjunction with a non-brokered private placement;

-	during December 2022, the Company renegotiated the extension of the maturity dates of the DRAG debt totaling US$15,250 ($20,655) plus accrued interest of US$3,193 ($4,325) from October 22, 2023 to September 30, 2024.

The Company has long-term debt owing to DRAG, a company that owns, controls or directs more than 10% of the issued and outstanding Common Shares. In addition to the transactions disclosed in notes 8(b) and 8(c) of the Company’s consolidated financial statements for the fiscal year ended December 31, 2022, interest of $939 was accrued on the DRAG loans during the year ended December 31, 2022 (year ended December 31, 2021 - $723). As of December 31, 2022, there is $3,463 (December 31, 2021 - $2,524) of unpaid interest on these loans included in accounts payable and accrued liabilities.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 3rd Floor – 510 Burrard Street, Vancouver, BC V6C 3B9.

MATERIAL CONTRACTS

Other than contracts entered into in the normal course of business or contracts disclosed elsewhere in this annual information form, the Corporation has not entered into any material contracts during the year ended December 31, 2024, or before such year but which remain in effect.

All material contracts of the Company have been filed on SEDAR+ and are available at www.sedarplus.ca. Certain contracts which have been entered into in the ordinary course of business and which relate to the operations of the Company are described earlier in this AIF.

INTERESTS OF EXPERTS

The consolidated financial statements of the Company for the year ended December 31, 2024 filed under National Instrument 51-102—Continuous Disclosure Obligations have been audited by Zeifmans LLP and can be found under the Company’s SEDAR+ profile at www.sedarplus.ca.

The auditors of the Company, ZeifmansLLP, report that they are independent of the Company in accordance with the rules of professional conduct under the professional standards of the Institute of Chartered Professional Accountants of Ontario.

The Technical Reports were prepared by Adam Wheeler, a Qualified Person in accordance with NI 43-101. The Technical Reports can be found under the Company’s SEDAR+ profile at www.sedarplus.ca. Mr. Wheeler does not own any securities of the Company nor does he otherwise have any interest in the Company.

ADDITIONAL INFORMATION

Copies of this AIF and such other information and documentation relating to the Company that we make available via SEDAR+ can be found at www.sedarplus.ca. Additional financial information is available in the Company’s audited consolidated financial statements for the twelve month fiscal year ended December 31, 2024.

The information referred to in this AIF may also be obtained from www.almonty.com or as follows:

Almonty Industries Inc.

100 King Street West, Suite 5700 Toronto, Ontario

M5X 1C7

Phone: (647) 438-9766

SCHEDULE A

ALMONTY INDUSTRIES INC.

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

May 28, 2021

Policy Statement

It is the policy of Almonty Industries Inc. (the “Corporation”) to establish and maintain an Audit and Risk Management Committee to assist the Board of Directors of the Corporation (the “Board”) in carrying out their oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties, within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1.	The Committee shall consist of at least three directors, each of whom shall be “independent” (determined in accordance with National Instrument 52-110 Audit Committees of the Canadian Securities Administrators or under the requirements or guidelines established under the applicable rules of any stock exchange on which the Corporation’s securities are listed for trading). The Board shall appoint the members of the Committee annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders of the Corporation after his or her appointment or until his or her successor shall be duly appointed and qualified. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2.	Each member of the Committee shall be “financially literate”. In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements.

3.	A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board at any time or until his or her resignation. A member of the Committee shall automatically cease to be a member of the Committee upon ceasing to be a director.

4.	The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all of the Committee’s powers as long as a quorum remains in office.

Meetings of the Committee

1.	The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the external auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly financial statements of the Corporation and management’s discussion and analysis thereon.

2.	Notice of each meeting of the Committee shall be given to each member of the Committee and to the external auditors of the Corporation, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3.	Notice of a meeting of the Committee shall:

(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of the documentation to be considered at the meeting; and

(d)	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

4.	A quorum for the transaction of business at a meeting of the Committee shall be the majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

5.	A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6.	In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

7.	The Chair of the Board, senior management of the Corporation and other parties may attend meetings of the Committee; however the Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, and (ii) may meet separately with management.

8.	The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair of the Committee shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request to the Chair of the Committee. Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

Duties and Responsibilities of the Committee

Audit and Financial Reporting

The Committee’s primary duties and responsibilities with respect to oversight of audit and financial reporting are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results and resolve any disagreements between management and the external auditor regarding financial reporting;

(f)	provide an avenue of communication among the external auditors, management and the Board; and

(g)	establish a Whistleblower Policy for the Corporation to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

Risk Management:

The Committee’s primary duties and responsibilities with respect to risk management are to:

(h)	reviewing and making recommendations to the Board in relation to the adequacy of the Corporation’s processes for managing risks, including:

(i)	in relation to any incident involving fraud or other deficiency of the Corporation’s internal controls;

(ii)	in relation to the Corporation’s insurance program, having regard to the Corporation’s business and the insurable risks associated, review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities;

(i)	ensuring the development of an appropriate risk management policy framework that will provide guidance to the senior executives in implementing appropriate risk management practices throughout the Corporation’s operations, practices and systems and overseeing this framework;

(j)	defining and periodically reviewing risk management as it applies to the Corporation and clearly identifying all stakeholders;

(k)	reviewing how the Corporation communicates it’s risk management philosophy, policies and strategies to Directors, senior executives, employees, consultants, contractors and appropriate stakeholders;

(l)	ensuring that the Board and Management establish a risk aware culture which reflects the Corporation’s risk policies and philosophies;

(m)	reviewing methods of identifying broad areas of risk and setting parameters or guidelines for business risk reviews;

Other Duties of the Committee

9.	The Committee shall have the authority to:

(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	discuss with the management and senior staff of the Corporation, its subsidiaries and affiliates, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(d)	set and pay the compensation for any advisors employed by the Committee.

10.	The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

11.	The Committee shall:

(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor and the compensation of the external auditors;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)	review the audit plan with the Corporation’s external auditors and with management;

(d)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(e)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(f)	review and resolve any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(g)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(h)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(i)	review and recommend for approval by the Board, the audited annual financial statements, management’s discussion and analysis and related documents in conjunction with the report of the external auditors;

(j)	review and recommend for approval by the Board, the quarterly unaudited financial statements, management’s discussion and analysis and related documents;

(k)	before release, review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including annual and quarterly financial statements, management’s discussion and analysis, annual reports, annual information forms and press releases;

(l)	oversee any of the financial affairs of the Corporation, its subsidiaries and affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(m)	pre-approve all non-audit services to be provided to the Corporation, its subsidiaries and affiliates by the external auditors;

(n)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(o)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Change of Auditors Notice and documentation required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (or any successor legislation) and the planned steps for an orderly transition period;

(p)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities laws, on a routine basis, whether or not there is to be a change of external auditors; and

(q)	review with management at least annually, the financing strategy and plans of the Corporation.

12.	The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

13.	The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a securityholder of the Corporation, the external auditors, or senior management.

14.	The Committee shall periodically review with management the need for an internal audit function.

15.	The Committee shall review the Corporation’s accounting and reporting of environmental costs, liabilities and contingencies.

16.	The Committee shall establish and maintain procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

17.	The Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors.

18.	The Committee shall review with the Corporation’s legal counsel as required, but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements and any enquiries received from regulators or government agencies.

19.	The Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Committee.

Last Update: May 28, 2021

Approved by: Audit and Risk Management Committee and Board of Directors